MIGENIX Inc.

Annual Information Form (Renewal)

Financial Year Ended April 30, 2008

July 25, 2008

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

4

CORPORATE STRUCTURE

6

GENERAL DEVELOPMENT OF THE BUSINESS

6

BUSINESS DESCRIPTION

8

Business Overview

8

Product Approval Process

10

MIGENIX Business Model

11

Drug Development Programs

12

Anti-infectives

12

Degenerative and Metabolic Drug Development Programs

26

Development and Commercialization Agreements

27

Technology Licenses and Research Collaborations

28

Intellectual Property

30

Competition

31

Property, Plants and Equipment

31

Employees

31

Risk Factors

31

Risks Related to Our Business

32

Risks Related to Regulatory Matters

40

Risks Related to Intellectual Property

42

DIVIDENDS

44

DESCRIPTION OF CAPITAL STRUCTURE

44

Authorized Share Capital

44

Common Shares

44

Preferred Shares

45

Shareholder Rights Plan

47

MARKET FOR SECURITIES

52

DIRECTORS AND OFFICERS

52

Name, Occupation, and Security Holding

52

Corporate Cease Trade Orders or Bankruptcies

57

Penalties or Sanctions

57

Personal Bankruptcies

58

Conflicts of Interest

58

LEGAL PROCEEDINGS

58

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

58

TRANSFER AGENT AND REGISTRAR

59

MATERIAL CONTRACTS

59

INTERESTS OF EXPERTS

61

ADDITIONAL INFORMATION

61

AUDIT COMMITTEE INFORMATION

61

Members

61

Relevant Education and Experience

62

Auditor’s Fees

62

Audit Committee Preapprovals

63

Audit Committee Charter

63

APPENDIX A – MIGENIX AUDIT COMMITTEE CHARTER

64

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate.  The forward-looking statements in this Annual Information Form include, but are not limited to, statements concerning:

•

our expectations with respect to the initiation and completion of clinical trials, regulatory submissions and approvals, including:

•

Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III trial in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009;

•

Cadence submitting an MAA for OmigardTM to European regulatory authorities following the NDA submission;

•

Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development by the end of 2008;

•

MX-2401 being our next clinical program and our plans to advance MX-2401 to regulatory submissions for clinical development by late 2009; and

•

Spring Bank Pharmaceuticals advancing SB-9000 into clinical development in the first quarter of 2010;

•

our expectations that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to development and commercialization arrangements, including:

•

our current development and commercialization agreements with Cadence Pharmaceuticals, Inc., Cutanea Life Sciences, Inc., and Spring Bank Pharmaceuticals, Inc.; and

•

new development and commercialization agreements for the OmigardTM in ex-North American and ex-European territories and for celgosivir;

•

our estimates of the market potential for our products; and

•

our expectations with respect to revenues and expenses.

With respect to the forward-looking statements contained in this Annual Information Form, we have made numerous assumptions regarding, among other things:

•

our ability to negotiate commercially acceptable financial terms for any potential future financing;

•

our ability and our partners’ ability to achieve milestones related to the clinical programs, including:

•

the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support submitting an NDA for OmigardTM;

•

Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III;

•

our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities for MX-2401 within our expected timelines;

•

Spring Bank’s ability to manage, fund and advance SB-9000 into clinical development;

•

our ability to obtain patents and other intellectual property rights for our drug candidates;

•

our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•

our ability to comply with applicable governmental regulations and standards;

•

our ability and/or our partners’ ability to succeed at establishing a successful commercialization program for any of our products;

•

our ability to negotiate acceptable commercial terms for any new collaborations and license agreements for the development and commercialization of our drug candidates; and

•

our ability to successfully attract and retain skilled and experienced personnel.

The foregoing list of assumptions is not exhaustive.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors, including:

•

our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates, (ii) demonstrating the safety and efficacy of drug candidates in clinical studies, and (iii) obtaining regulatory approval to commercialize drug candidates;

•

further equity financing may substantially dilute the interests of our shareholders;

•

our dependence on corporate collaborations;

•

clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•

the possibility that government agency approvals may be conditioned in a manner that would impair our ability to advance development and/or market our products successfully;

•

uncertainties as to future expense levels and the possibility of unanticipated costs, expenses or cost overruns;

•

we may not be able to obtain patents and other intellectual property rights for our drug candidates;

•

we may not be able to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•

we may not be able to comply with applicable governmental regulations and standards;

•

we and/or our partners may not be able to succeed at establishing successful commercialization programs for any of our products;

•

we may not be able to successfully attract and retain skilled and experienced personnel;

•

our lack of product revenues and history of operating losses;

•

our dependence on key personnel;

•

development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•

changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

•

changes in foreign currency exchange rates; and

•

our business is subject to potential product liability and other claims.

The section entitled “Risk Factors” discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-

looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.  We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

CORPORATE STRUCTURE

MIGENIX Inc. (“MIGENIX”, the “Company”, “we”, “our”, “us”, “ourselves”) was incorporated pursuant to the Company Act (British Columbia, Canada) on August 27, 1979 as “Parklane Explorations Ltd.”,  was continued under the Corporations Act (Alberta, Canada) on March 9, 1988 and, was continued under the Company Act (British Columbia, Canada) on April 15, 1991 under the name “Consolidated Parklane Resources Inc.”  On January 7, 1993, our name was changed to “Micrologix Biotech Inc.” We were continued under the Business Corporations Act (British Columbia, Canada) on September 8, 2004 and on September 9, 2004, we changed our name to “MIGENIX Inc.” to better reflect our expanding technology base and portfolio of product opportunities.

Our principal place of business is located at 102 – 2389 Health Sciences Mall, Vancouver, British Columbia, V6T 1Z3 Canada and our registered records office is Farris, Vaughan, Wills & Murphy LLP, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Canad.  We have an office at 12707 High Bluff Drive, Suite 200, San Diego, CA 92130 USA. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 USA as our agent for service of process in the State of California.  Our principal office telephone number is (604) 221-9666 and facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.

We have three wholly owned (direct and indirect) subsidiaries as follows:

•

M&M Holdings Inc., a Delaware corporation;

•

MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and

•

Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

GENERAL DEVELOPMENT OF THE BUSINESS

Effective October 1, 2001, Dr. Jim DeMesa joined us as President & CEO and in 2002, with a new management team, we set out to establish a prominent biotechnology company focused initially on: (a) anti-infective (primarily antibacterials and antivirals) product development; (b) bringing our founding technology in antimicrobial peptides to its optimal commercial potential (see “BUSINESS DESCRIPTION – Drug Development Programs – Anti-infectives – Cationic Antimicrobial Peptides”); (c) entering into development and commercialization agreements for this technology; and (d) diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

From 2002 to August 2004, we focused on anti-infective drug development with a strategy of adding anti-infective (e.g. antibacterial and antiviral) technologies and product candidates with large market potential.  We completed four in-licensing and asset acquisition transactions that expanded and diversified our anti-infective pipeline. For a summary of our drug development programs see “BUSINESS DESCRIPTION – Business Overview” and for descriptions of the individual programs see “BUSINESS DESCRIPTION – Drug Development Programs”.

In August 2004, we entered into a Collaboration and License Agreement for the development and commercialization of omiganan 1% gel with Cadence Pharmaceuticals, Inc. (“Cadence”). Under the terms of the agreement Cadence has the exclusive rights to market and sell OmigardTM in North America and Europe. In exchange for these rights, we received $2.6 million consisting of a $2.0 million (US$1.5 million) up-front fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement with Cadence also include potential payments to us of up to US$27 million in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence is funding the clinical, regulatory, and commercialization costs related to OmigardTM and is responsible for manufacturing. Cadence initiated United States enrollment in a confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 and European enrollment in the study was initiated in January 2006. This trial is known as the Central Line Infection Reduction Study, or CLIRS trial. On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. In May 2008 Cadence announced completion of enrollment in the CLIRS study with top-line results of the study expected in the second half of calendar 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of calendar 2009. Cadence also intends to submit an MAA for Omigard™ to European regulatory authorities following the NDA submission. For additional information on OmigardTM and Cadence, see “BUSINESS DESCRIPTION – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-related Infections” and “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from Industry Canada’s Industrial Technologies Office (“ITO”; formerly Technology Partnerships Canada) (see “BUSINESS DESCRIPTION – Drug Development Programs – Lipopeptide (MX-2401): Treatment of Serious Gram-Positive Bacterial Infections”). The ITO funding covers 26% of eligible costs and a royalty is payable to ITO if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval). MX-2401 is expected to be our next clinical candidate.

In July 2005 we completed a Material Transfer and License Option Agreement with Schering-Plough Corporation (“Schering”) that included support related to our celgosivir Phase II combination therapy study in non-responder and partial responder hepatitis C patients and a related extension protocol (see “BUSINESS DESCRIPTION – Drug Development Programs – Celgosivir: Treatment of Chronic Hepatitis C Virus Infections”). In June 2007, Schering advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir. MIGENIX is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

In December 2005, we entered into a license agreement for the development and commercialization of omiganan for dermatological diseases with Cutanea Life Sciences, Inc. (“Cutanea”). In January 2007 Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007 MIGENIX was notified by Cutanea that based on the promising results from this study, Cutanea has selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial for treating rosacea in 2008. For additional information on the license agreement with Cutanea and CLS001, see “BUSINESS DESCRIPTION – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases” and “BUSINESS DESCRIPTION - Development and Commercialization Agreements - Cutanea Life Sciences, Inc.”.

We will make determinations as to which drug development programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of MX-2401. In the financial year ending April 30, 2009, we expect:

•

Cadence to have top-line results of the Omigard™ CLIRS Phase III study in the second half of calendar 2008 and, if results are positive, to have submitted or nearing submission of NDA to the FDA (guidance is to complete submission in the first half of calendar 2009);

•

Cutanea to have initiated a Phase III CLS001 rosacea study;

•

To continue to pursue a partner for further development of celgosivir;

•

To continue to pursue partner(s) for the OmigardTM in ex-North American and ex-European territories;

•

To continue MX-2401 manufacturing process development work in preparation for initiating GMP manufacturing and the remaining GLP studies.

At this time, due to the risks inherent in the product development process and given the stages of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development expenses are currently less than they would otherwise be due to our limited financial resources. We expect our development expenses to be substantial over the next few years as we obtain more financial resources and continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

Since May 1, 2005 we have completed three financing transactions raising approximately $27 million as follows:

•

$6.5 million in May 2005 by a public offering of 14,457,000 units at a price of $0.45 per unit;

•

$8.8 million in May 2006 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see above) and Cutanea Life Sciences (see above);

•

$11.6 million in December 2006 by a bought deal public offering of 19,262,500 units at a price of $0.60 per unit.

BUSINESS DESCRIPTION

Business Overview

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “Product Approval Process” below). Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study completed in the United States and a confirmatory Phase III study in progress in the US (under a Special Protocol Assessment) and in Europe (enrollment completed May 2008 with top-line results expected in the second half of calendar 2008). The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. With positive results from the confirmatory Phase III study Cadence plans to submit a new drug application (“NDA”) to the FDA in the first half of calendar 2009.  Cadence also intends to submit an MAA for OmigardTM to European regulatory authorities following the NDA submission. Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27MM in development and commercialization milestone payments and a double-digit royalty on net sales.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a CLS001 Phase II rosacea study was completed in the United States (a precursor product, MX-594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial in calendar 2008 to treat rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21MM in development and commercialization milestone payments and a single-digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic hepatitis C virus (HCV) infections (oral)

Phase II; completed three Phase II studies: a Phase II monotherapy trial (results September 2005), a Phase II proof of concept combination therapy non-responder study (results April 2007) and a Phase II viral kinetics combination therapy study in treatment-naïve patients (results July 2008). An extension protocol allowing continued access to treatment for patients completing 12 weeks in the Phase II non-responder study was also completed in 2007. The Company is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

MX-2401 (lipopeptide)	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; MX-2401 is expected to be our next clinical candidate. The features of MX-2401 indicate a highly competitive intravenous agent for treating serious Gram-positive infections (including the highly publicized resistant bacteria, VRE and MRSA). Activities in the program are currently focused on manufacturing and advancing the program to regulatory submission(s) by late calendar 2009 to commence clinical development. We have a $9.3 million investment commitment with Industry Canada’s Industrial Technologies Office (formerly Technology Partnership’s Canada [TPC] program) for the development of this compound.

SB 9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out-licensed to Spring Bank Pharmaceuticals Inc. (formerly known as Spring Bank Technologies). Spring Bank plans to advance SB9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and 50,000 common share ownership position in Spring Bank. Also upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB9000 and royalties upon commercialization.

HCVnn (non-nucleoside polymerase inhibitor small molecule)	Treatment of chronic hepatitis C virus infections	Preclinical; lead series of compounds identified. No current development work.

DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; supported by a grant from the Michael J. Fox Foundation (“MJFF”) awarded to us in June 2007 for research related to Parkinson’s and other disease indications. The potential for a second year of funding is under review by MJFF and us. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the MJFF project for certain uses in the field of human disease.

MX-4042 (small molecule)	Treatment of arthritis	Preclinical. No current development work.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials are conducted in patients with the potential disease target(s). Subject numbers are greater than is required for Phase I clinical trials. The purpose of Phase II studies is multiple.  The primary purpose is the establishment of “Proof of Concept”, the demonstration that the scientific rationale for the development of the compound is valid in the clinic. Further, Phase II work is typically done to establish the optimal dosing regimen and evaluate the safety, tolerability and effectiveness of the compound in patients having the disease or medical condition for which the compound is likely to be indicated. These trials also serve to identify possible common side effects and risks, and devise plans to avoid or proactively manage these side effects in future treatment protocols including the registration studies.

(d) Phase III Clinical Trials. Phase III clinical trials, also known as registration studies, are conducted in the ‘target label’ patient population, as they are to establish the basis of approval by the Health Authority. Typically at least two of these studies are required and involve larger patient populations recruited from many different study sites (multi-center trials). These studies must demonstrate the effectiveness of the drug, either by superiority or non-inferiority design, depending on the type of drug. In addition to efficacy, the safety profile of the drug will be well defined, and allow for a risk-benefit assessment.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be submitted to Health Canada at least 30 days prior to commencement of each clinical trial and in some cases written approval must be obtained prior to commencement of a specific clinical trial. The IND or CTA contains all relevant preclinical and clinical information required by the agency.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence commercial distribution of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the product in the United States or Canada, respectively.

The FDA and Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Business Model

We are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. Phase II or Phase III). In the future, we intend to expand our business model to retain certain commercialization rights. Additionally we may collaborate, partner, or out-license to advance certain research and development programs, and out-license or sell non-core programs. To expand the breadth and depth of our product pipeline, our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to Phase I stages of development.

Our business model includes out-licensing (partnering) selected product candidates to pharmaceutical and other biotechnology or biomedical companies, typically in late Phase II (after preliminary safety and proof of efficacy parameters in humans have been obtained) or during Phase III. Out-licensing at this stage of development is intended to reduce product development and commercialization risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs, leverage the development and commercialization capabilities of our partners, and to maximize the revenue value of these product candidates that will be received by us in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in product development and partnering.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform certain preclinical and clinical study activities.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates.

Drug Development Programs

Anti-infectives

According to sales data compiled by IMS Health, an independent pharmaceutical industry research firm, worldwide anti-infective sales were approximately $62.1 billion in 2005, including $26.1 billion in North America. Antibiotics accounted for approximately $34.6 billion of such 2005 worldwide sales, including more than $12.0 billion in North America (IMS World Review 2005).

Cationic Antimicrobial Peptides

Our latest stage drug candidates are topical products containing a cationic antimicrobial peptide (omiganan pentahydrochloride). Omiganan is a small, amphipathic molecule that kills a broad spectrum of microbes, including bacteria, fungi and protozoa.  Omiganan may also affect positively the immune system and minimize local skin inflammation.

Unlike conventional antibiotics, which can block bacterial growth through a biochemical process, our research suggests that omiganan works on a physical level, disrupting the microbial cell membrane to kill the organism. This physical attack destroys microbes quickly, non-specifically and efficiently, thereby making it extremely difficult for bacteria (and other susceptible microbes) to develop resistance to omiganan.

Omiganan 1% gel: Prevention of Catheter-related Infections

Omiganan 1% gel is a sterile, topical gel formulation, which is being developed for the prevention of catheter-related infections. It is anticipated that omiganan 1% gel may be utilized to prevent infections related to Central Venous Catheters (“CVCs”) and other percutaneous medical devices, including arterial lines, dialysis catheters, and peripherally inserted central catheters (“PICCs”). CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient’s status. CVCs are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. The Centers for Disease Control and Prevention, or CDC, estimates that there are 325,000 catheter-related bloodstream infections (“CRBSIs”) each year in the U.S. The attributable mortality rate of CRBSIs is approximately 12% to 25% with an average marginal cost to the healthcare system of $25,000 per infection. According to the February 2004 Catheter: Global Markets & Technologies report from Theta Reports, eight million central venous catheters, or CVCs, were sold in the U.S. in 2003, and unit sales are projected to grow to 12 million by the end of 2008. Although CVCs have become an important part of medical care, they can give rise to dangerous and costly complications, including: local catheter site infections (“LCSIs”), which are infections at the catheter insertion site; catheter colonization, which is the growth of microorganisms on the portion of the catheter below the skin surface; and CRBSIs, which are infections in the bloodstream caused by microorganisms associated with the catheter. Cadence estimates that patients with a CVC receive, on average, three to four topical antiseptic or antimicrobial applications during a hospital stay and that this translates into more than an estimated 33 million applications in the U.S. in

2007 for CVCs alone. Cadence also estimates that patients on hemodialysis receive, on average, three topical antiseptic or antimicrobial applications per week and that this translates into more than an estimated 15 million applications in the U.S. in 2008. Cadence believes that the use of topical antimicrobials to prevent infections associated with other central lines, including arterial lines and peripherally inserted central catheters, also represents a significant market opportunity.

The vast majority of CRBSIs occur when bacteria and/or fungi that colonize the patient’s skin around the catheter insertion site migrate down the catheter to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections. With growing frequency, the organisms that cause these infections have developed resistance to conventional antibiotics. Omiganan 1% gel is designed to kill organisms on the skin surface surrounding the catheter entry site that could cause a local catheter site infection which could lead to more serious life-threatening catheter-related infections.  Omiganan 1% gel is applied on the skin around the insertion site of catheter, after insertion and prior to the first application of a catheter dressing as well as with subsequent dressing changes. Based on published clinical studies, Cadence estimates that, of the patients with a CVC, approximately 10% will develop a local catheter site infection (LCSI) and 20 % will develop catheter colonization. This translates into approximately one million LCSIs and two million incidences of catheter colonization in the US each year.

Since 2004, laws have been passed and adopted in 28 US states (legislation under review in at least 14 more states) mandating public reporting of hospital acquired infection data (APIC - Association for Professionals in Infection Control and Epidemiology, February 28, 2008 update). In addition, US federal legislation, the Healthy Hospitals Act, is pending which would amend the Social Security Act to require public reporting of health care-associated infection data by hospitals and ambulatory surgical centers and would also establish programs to provide incentives to hospitals to eliminate the rate of occurrence of such infections. These initiatives reinforce the conclusion that significant unmet need for the prevention of hospital acquired infections, including catheter-related infections, continues to be prevalent in hospitals today.

Although there are no approved prescription drugs for this specific indication (preventing catheter-related infections), a number of topical products are currently used in practice and one wound dressing device has been approved for the prevention of local catheter infections. Topical “over-the-counter” antiseptics such as povidone-iodine (Betadine Skin Cleanser/Ointment) and chlorhexidine (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings) are currently the most widely used products in the United States for cleansing catheter insertion sites.  Neosporin and Bactroban (topical antibiotics) are also known to be used, although they are contraindicated by the US CDC infection prevention guidelines. Other products either in use or in development to reduce catheter-related infections are focused on downstream aspects of the infectious process. Some catheters coated with antiseptics and antibiotics have demonstrated reductions in catheter-related infections. Other new technologies being developed include contamination-resistant hubs, attachable cuffs, new catheter-coatings and antiseptic catheter lock solutions. We believe any use of these products would be in addition to the use of antimicrobial agents on the skin surface to prevent catheter-related infections. If approved for marketing, omiganan 1% gel would be the first prescription drug for this indication and could be used in place of, or in addition to, these current products, devices and procedures to reduce the incidence of catheter related infections.  We are not aware of any other topical drugs in clinical development for the prevention of intrravascular catheter related infections.

Development History and Current Status

In December 1998, we were cleared by the FDA to begin Phase I clinical trials in the United States of omiganan 1% gel. Following the completion of the Phase I study in April 1999, the FDA granted fast track designation to the product candidate for the prevention of CVC-related bloodstream infections.  The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

In September 2000, we initiated a Phase III trial in the United States comparing omiganan 1% gel to povidone-iodine with the objective of proving that, when administered topically at central venous catheter insertion sites, it prevents catheter-related bacterial and fungal bloodstream infections. In July 2002, we entered into a Collaboration and License Agreement with Fujisawa Healthcare Inc. (now Astellas Pharma US, Inc.) for the co-development and commercialization of omiganan 1% gel in North America. The initial Phase III study was completed in July 2003 with over 1,400 patients. In this study omiganan 1% gel demonstrated a statistically significant 49% reduction in local catheter site infections (“LCSI”) (p=0.004) (see enrollment target and re-analysis discussion below), and a statistically significant 21% reduction in catheter colonization (p=0.002), both secondary endpoints in the study. There was also a statistically significant 51% reduction in catheter replacements (p=0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

Since the primary endpoint did not achieve statistical significance in this initial Phase III study, the results required investigation into the regulatory and market options available for omiganan 1% gel, including potentially terminating the program.  Most omiganan 1% gel development activities were suspended in late July 2003 after the Phase III results, pending discussions with the US FDA on advancing the program and the requirements for an NDA.  In September 2003, the license agreement with Fujisawa was amended by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004.

As part of the amendment to the license agreement with Fujisawa, we assumed responsibility for the omiganan 1% gel regulatory evaluation process. In January 2004, we met with the FDA to address the regulatory requirements for an NDA for omiganan 1% gel.  The result of that meeting was that the FDA indicated that an NDA for omiganan 1% gel could be obtained without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint, but that further meetings with the FDA would be required to establish the path for seeking marketing approval for omiganan 1% gel. On January 20, 2004, Fujisawa elected to terminate the license agreement and returned all rights pertaining to omiganan 1% gel to us.

At a subsequent meeting with the FDA regarding the omiganan 1% gel regulatory path, the FDA encouraged us to complete a confirmatory Phase III trial using the incidence of local catheter site infections as the primary endpoint.  This endpoint was statistically significant in the Phase III study completed in July 2003 (see above).

On August 2, 2004, we entered into a Collaboration and License Agreement for the development and commercialization of omiganan 1% gel with Cadence. Cadence subsequently trademarked the name Omigard™ for omiganan 1% gel.  For additional information on the license agreement with Cadence, see “Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”.

In June 2005 Cadence and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of LCSIs. This agreement was reached under the FDA's SPA process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. In addition, through the SPA process Cadence reached a written agreement with the FDA for a single confirmatory Phase III study of Omigard for the prevention of LCSIs. The SPA is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor.

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA agreement described above. European enrollment in the study was initiated in January 2006. On May 6, 2008 Cadence announced completion of enrollment in the study. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target and re-analysis discussion below) with central venous catheters. This trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS trial is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Secondary objectives of this CLIRS study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients). The increase in the number of patients in the CLIRS trial was intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p=0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes that adding patients was prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Then in May 2008 Cadence announced final enrollment completion and maintained its guidance of having results of the study in the second half of calendar 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of calendar 2009. Cadence also intends to submit a Marketing Authorization Application (“MAA”) for Omigard™ to European regulatory authorities following the NDA submission. Cadence has met with regulatory authorities in several European countries and Cadence believes that no additional clinical trials will be required for submission if the CLIRS trial is successful.

Cadence also intends to pursue a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants and children. As current and prior studies of omiganan 1% gel have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. MIGENIX holds the rest of world (“ROW”; territories outside North America and Europe) rights and we are working to out-license these rights either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive Phase III clinical trial results.

Omiganan for the Treatment of Dermatological Diseases

We were initially developing a topical solution formulation containing omiganan (known as MX-594AN) for the treatment of acne and had completed three Phase I and two Phase II trials targeting mild to moderate acne. A global license agreement for the development and commercialization of omiganan for dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc. (“Cutanea”), a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania. For additional information on the license agreement with Cutanea, see “Development and Commercialization Agreements - Cutanea Life Sciences, Inc.”. Cutanea is pursuing rosacea as its first indication for development. For information on Cutanea’s development plans see “Development History and Current Status” below.

Rosacea

Rosacea is a chronic disease that affects the skin and, in about 50% of cases, the eyes as well. The condition is characterized by both vascular (flushing) and dermal (occurrence of papular and pustular lesions) components involving the face and occasionally the neck and upper trunk.  Rosacea affects over 16 million North Americans and 45 million people worldwide.  It most often affects adults between the ages of 30 and 60, and seems to be more common in women and people with fair skin. There are few products available specifically developed to treat rosacea and this is considered a prevalent dermatologic disease with high unmet medical need.

The exact cause of rosacea is still unknown, however, potential causes may include:  genetic predisposition, heredity, hypochlorhydria (decreased production of gastric acid by the stomach), inflammatory bowel disease and infection with the bacterium Helicobacter pylori, Demodex folliculorum mites, endocrine diseases, vitamin deficiencies, and micro-circulatory disturbances.  Average disease duration is about 9 years, and flare-ups often occur when certain triggers cause the blood vessels in the face to dilate, causing redness. Common triggers include: sun, exercise, hot weather, emotional stress, spicy foods, alcohol, and hot water.  There is no cure and current therapies are aimed at managing symptoms and preventing further progression of the disease. The most commonly prescribed oral antibiotics for rosacea are doxycycline, erythromycin, minocycline, and tetracycline. The most recent product to be launched in US was Oracea (Collagenix) in 2006. Finacea® (Skinoren in the US); azaleic acid (15%) was launched in late 2003 and is commercialized by Bayer Schering AG and Valeant. Cutanea estimates that both of these new products achieved 2007 sales of over $50MM. Other topical therapies include antimicrobial and anti-inflammatory agents. Topical and oral therapies are often combined in treating rosacea. Certain types of laser treatments can be very effective in reducing rosacea signs. The current US rosacea prescription market is estimated by our partner Cutanea Life Sciences to be $400 million annually.

Development History and Current Status

In January 2000, we initiated human clinical trials in the United States to evaluate the safety and efficacy of omiganan solution in the treatment of acne. A Phase IIb clinical trial for omiganan solution (initiated in January 2003) at nine U.S. centers was completed with 255 patients enrolled and the last patient completed treatment in September 2003.  The Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks. Omiganan solution was assessed based on: the reduction of inflammatory lesions, the reduction of non-inflammatory lesions and the reduction of total lesions, as well as a Physician’s Global Severity Assessment (a subjective improvement assessment) of each patient during the study. In addition, the safety and local tolerability of omiganan solution were assessed.

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (three, six, nine and 12 weeks), comparing omiganan solution (omiganan 1.25% and 2.5% solutions) with the vehicle (a hydroalcoholic solution). Omiganan solution achieved statistically significant superiority at six weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037) and total lesions (p<0.001). The omiganan 2.5% solution group had reduced inflammatory lesions of approximately 40% after six weeks of treatment, an efficacy level that was maintained throughout the remainder of the study. Between six and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies).  Although certain analyses after six weeks of treatment resulted in statistically significant lesion count reductions, in general, the omiganan solution analyses beyond six weeks were not statistically significant. A clear dose response was seen between the omiganan 2.5% solution and omiganan 1.25% solution treatment groups, with the omiganan 1.25% solution group showing trends toward efficacy without reaching statistical significance. In the Physician’s Global Severity Assessment, omiganan 2.5% solution showed a trend toward superiority compared with the vehicle (at six weeks p=0.058). Omiganan solution was well tolerated, with no serious drug-related adverse events encountered in the study.

In January 2007 Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001 (Cutanea’s name for the product), a topical formulation of omiganan for dermatologic use. In October 2007 MIGENIX was notified by Cutanea that the Phase II study of CLS001 had demonstrated:

•

superior lesion count reductions and treatment success (as defined by Investigator Global Assessment  scores) with once daily omiganan 2.5% gel compared to 1% omiganan once daily and vehicle at nine weeks of treatment;

•

a dose-dependent response in both lesion reductions and treatment success among the once daily treatment arms; and

•

that it was well tolerated at all doses tested.

Based on the promising results from this study, Cutanea has selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial for treating rosacea in 2008.

About the Phase II Rosacea Study

The trial compared omiganan 2.5% and 1% topical gel to vehicle in subjects with papulopustular rosacea.  The objective of this exploratory Phase II study was to find the optimal dose and regimen of omiganan for further study as a treatment for rosacea.  The trial enrolled 240 patients with papulopustular rosacea and Investigator Global Assessment (“IGA”) scores of grade 3 or 4 (moderate to severe disease).  Patients were randomized into one of five treatment groups in a 2:2:2:1:1 ratio: omiganan 1% once daily, omiganan 2.5% once daily, omiganan 2.5% twice daily, vehicle once daily, or vehicle twice daily.  During the total nine-week treatment period, safety and efficacy assessments were performed at weeks one, three, six, and nine.

Study results demonstrated that the formulation was well tolerated at all doses tested. Among the once daily treatment arms, a dose-dependent response was observed in both lesion reductions and treatment success, as defined by IGA scores.  After nine weeks of treatment, once daily omiganan 2.5% gel showed superior lesion count reductions and treatment success, compared to 1% omiganan once daily and vehicle.  Omiganan provided greater improvements compared to vehicle among patients with a more severe condition at baseline (more numerous inflammatory lesions).  Lesion counts continued to drop at all evaluations over the duration of the study, indicating that further improvements may be expected with a duration of treatment exceeding nine weeks.  Twice daily application of 2.5% omiganan did not demonstrate substantial superiority in lesion reduction or the number of patients reaching treatment success compared to once daily application.

The primary efficacy endpoint was mean percent reduction in the number of inflammatory lesions from baseline to week 9. Patients receiving once daily omiganan 2.5% showed a mean 31% reduction in the number of inflammatory facial lesions compared to a 14% reduction in patients receiving once daily vehicle.  Among rosacea patients with 18 or more lesions at baseline, the mean reduction for once daily omiganan 2.5% was 40%, compared to an 11% lesion increase in the once daily vehicle group.

Secondary endpoints included the absolute change from baseline in the number of inflammatory lesions at week 9 and at each interim visit, the percent change in number of inflammatory lesions at interim visits, the absolute change from baseline in IGA score and other signs and symptoms of rosacea at week 9 and each interim visit, and treatment success at week 9 and each interim visit.

Although a statistically significant difference between active and vehicle was not achieved for the primary endpoint (using a percent change in lesions), this study demonstrated that in both the intent-to-treat and the per protocol populations, omiganan 2.5% once daily was statistically significantly better than vehicle once daily at week 9 in the absolute change of inflammatory lesions (p=0.041 for the intent-to-treat population and p=0.012 for the per protocol population).  While in this exploratory study this endpoint was identified as a secondary endpoint, the FDA currently requires the absolute change (rather than the percent change) in the number of inflammatory lesions as one of the co-primary endpoints, along with treatment success, for demonstrating efficacy in a Phase III trial in rosacea.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

In February 2004, we acquired celgosivir, an oral, first-in-class compound in development for the treatment of chronic HCV infections (see “Technology Licenses and Research Collaborations - Virogen Limited” below). Celgosivir exerts its antiviral effects through the inhibition of the mammalian cell enzyme, α-glucosidase I.  In a surrogate in vitro model of HCV infection (bovine viral diarrhea virus, also known as “BVDV”), celgosivir (and its active metabolite castanospermine) are believed to inhibit the replication of BVDV by preventing the correct folding of their envelope glycoproteins (i.e. E1 and E2).

The World Health Organization and other sources estimate that at least 170 million people are infected with HCV worldwide. HCV is a leading cause of liver cancer and the primary reason for liver transplantation in many countries. HCV is the leading blood-borne infection in the United States. The CDC estimates that over 3.9 million Americans are infected with HCV and about 2.7 million have chronic HCV disease that may require treatment. The CDC estimates that deaths from HCV will surpass deaths from HIV in the US by 2010. The HCV market is expected to grow from $2.2 billion in 2005 to $4.4 billion in 2010 and $8.8 billion in 2015. Growth will be driven mainly by the rapid uptake of new drugs and potentially the use of multiple drugs in the same treatment regime, the premium pricing these will be able to command and the increase in the number of patients seeking treatment (DataMonitor, June 2006).

HCV replication dynamics, and the potential for HCV resistance development to direct antivirals in patients, predict that combination therapy (use of two, three or more drug combinations) will likely be needed to effectively treat chronic HCV infections. The recommended, approved treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin. The gold standard treatment for chronic HCV genotype 1 (the most common genotype in North America) infection, a combination of pegylated interferon-alpha plus ribavirin for 48 weeks, is only 40% to 50% effective in achieving a sustained virologic response (SVR) which is considered a “cure” in this disease.

Different genotypes of HCV respond differently to interferon therapy, genotype 1a and 1b are less sensitive to interferon therapy than types 2 and 3.  The use of interferon-based therapy for the treatment of HCV can be further limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease.  There remains a need for the development of more effective antiviral therapies for chronic HCV infection, which in all likelihood, would be used in combination therapy, including use with pegylated interferon-alpha alone or in combination with ribavirin. There are over 20 compounds to treat chronic HCV in development across four main classes of drugs: immunomodulators, interferons, small molecule antivirals, and host-enzyme inhibitors. Pegylated interferon is expected to continue as a required drug in various combination therapies for the foreseeable future.

As evidenced by the growing number of superior results reported from various clinical trials at AASLD in November 2007 and at EASL in April 2008, the protease inhibitor class of drugs, in triple combination with pegylated interferon and ribavirin, continue to lead the HCV drug development effort in offering potential for superior HCV therapy to the current drugs in combination therapies available for treating HCV. Two important sets of trials on the leading protease inhibitors were reported in late 2007 and early 2008; 1) PROVE 1 (naïve genotype 1 patients in the US), PROVE 2 (naïve genotype 1 patients in Europe) and PROVE 3 (previously treated genotype 1 patients) trials for VX-950 / telaprivir (Vertex & J&J),  and 2) SPRINT 1 (HCV Serine Protease Inhibitor Therapy-1 for naïve genotype 1 patients in the US, Canada and Europe)  and a second Phase II trial (for previously treated genotype 1 patients) for SCH503034 / boceprevir (Schering-Plough). These trials all included various durations of treatment with triple therapy (peg-interferon + ribavirin + respective protease inhibitor) and therefore, these trial results introduce the possibility to provide proof of concept for a potential new standard of care for treating both naive and previously-treated genotype 1 HCV patients. Triple therapy telaprivir results from the Prove 1 and Prove 2 trials (e.g. 12 week pegylated interferon alpha with ribavirin plus telaprivir, followed by 12 weeks of pegylated interferon alpha and ribavirin (SOC) arms) demonstrated 61% and 68% sustained virologic responses (SVR) respectively, both results were statistically superior to the standard of care control arms.  The same regimen in Prove 3 demonstrated over 50% SVR in non-responder / previously treated patients, also significantly superior to the standard of care re-treated control arm.  In 2008, Vertex is initiating Phase III registration trials for telaprivir in triple combination for treating naïve and previously treated genotype 1 patients. If these trials are successful and if telaprivir is approved for triple combination therapy of naïve and previously treated HCV patients, this will likely become the new gold standard of care (SOC) for treating patients with chronic HCV infections. It is important to note that even with a new standard of care, the clinical results predict that 30-40% of treated patients will not achieve a cure and will become non-responders who will need alternate therapies,

Drug-resistant viruses emerge rapidly under the selective pressures exerted by antiviral drugs. Thus, leading hepatologists believe that, like in the treatment of HIV, HCV at some point will develop resistance to any single drug, which will create the need for novel therapeutics that can be applied in multi-drug treatment regimens. Further, HCV exists as genetically heterogenous populations, termed quasispecies, even in untreated individuals. Thus, the clinical success of HCV-targeted drugs in combination treatments will likely depend on their ability to rapidly suppress all viral variants and prevent the emergence of resistant viruses. Thought leaders in the field agree that eventually, combination therapies incorporating multiple oral agents such as protease inhibitors, polymerase inhibitors and other agents, paralleling HAART therapies for HIV, could become the norm for management of chronic HCV in the future. Interferon-based therapies may eventually give way to more convenient therapies with lesser side effects, although this is not likely to evolve in the near future. (Rodman & Renshaw, Industry Analysis, Biotechnology, Vertex Pharmaceuticals, December 1, 2006)

In the triple combination treatment arm of the Phase II combination therapy study in non-responder and partial responder HCV patients, celgosivir demonstrated data suggesting a clinically significant benefit in non-responder patients versus standard of care after 12 weeks of treatment (see “Phase II Combination Therapy Study in Non-Responder and Partial Responder Patients” below). Results in a small Phase II viral kinetics combination therapy study in treatment-naïve HCV patients did not show a benefit after 12 weeks of treatment (see “Phase II Viral Kinetics Combination Therapy Study in Treatment-naïve Patients” below). As an oral alpha-glucosidase inhibitor in clinical development, with demonstrated synergy when combined with interferons and other anti-HCV drugs and with Phase II data suggesting clinical benefit in treating non-responders, celgosivir could become a component of future drug combination therapies in the evolving mix of therapeutic options.

Development History and Current Status

Prior to our acquisition of celgosivir, it was tested in over 500 human subjects in Phase I and Phase II trials for the treatment of HIV (a retrovirus) and was well tolerated (with the highest reported incidence of side effects being mild to moderate diarrhea and flatulence, which were self-limiting and/or reversible). We do not intend to develop celgosivir for the treatment of HIV.

We are developing celgosivir for the treatment of chronic HCV infections and it is currently the only alpha-glucosidase I inhibitor known to be in clinical development for the treatment of chronic HCV infection.  The rationale for the development of celgosivir for the treatment of HCV was initially based on the characteristics of HCV (a flavivirus), as well as preclinical testing of the compound and peer-reviewed publications which have shown in the HCV surrogate model using BVDV (also a flavivirus) that: (a) alpha-glucosidase I is important for BVDV replication (see above), (b) BVDV is hypersensitive to α-glucosidase I inhibition (as compared to humans cells), and (c) celgosivir is synergistic with the currently approved gold standard HCV drugs ribavirin and interferon-alpha.

Preclinical studies in a BVDV surrogate model have also demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds. Celgosivir has also been shown to inhibit HCV in an in vitro HCV infectious virion system. Celgosivir targets a host enzyme, as such resistance development in the clinic is unlikely and this lack of selection for resistant viruses was demonstrated in vitro against BVDV. These data and the Phase II combination trial non-responder proof-of-concept results discussed below provide the basis for our strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infection.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (completed July 2008).

Phase II Monotherapy Study

The Phase IIa study was an open-label, randomized, dose-response (three groups: 200 mg once daily; 200 mg twice daily; and 400 mg once daily), 12-week monotherapy study in 43 treatment-naïve and interferon-intolerant genotype 1 HCV patients. The results demonstrated that celgosivir was well tolerated with generally mild to moderate, reversible side effects and no serious adverse events were reported. The mean viral load reduction (“VLR”) in HCV RNA did not reach clinical significance in any of the treatment arms, and there was no dose-dependent effect established. Although, the efficacy results of this study were inconclusive, preclinical synergy results together with the expectation of a combination therapy approach to treatment and good safety profile of this compound at daily doses up to 400 mg, motivated the Company to further pursue the development of celgosivir in combination with interferon-based anti-HCV therapy.

Phase II Combination Therapy Study in Non-Responder and Partial Responder Patients

This 12-week randomized multi-center, active-controlled Phase II combination study was designed to assess the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive, genotype 1 patients who were non-responders or partial responders to prior therapy with pegylated alpha interferon and ribavirin.

This study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option Agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. We estimate the value of the PEGETRON® and lab testing services received by the Company pursuant to this agreement was approximately $1.1 million (nominal for the year ended April 30, 2008; $0.4 million for the year ended April 30, 2007; and $0.7 million for the year ended April 30, 2006), and the Company recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top-line results of the study, after completion of the retesting by Schering, were announced April 11, 2007.

A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment). Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment” i.e., standard of care). Overall, an Early Virological Response (“EVR” = 2 log10 or greater HCV viral load reduction at 12 weeks) was achieved by 7/18 (38.9%) treated with triple combination compared with 6/19 (31.6%) in the control treatment arm. In the study, patients who were classified as non-responders, based on their prior response to optimized pegylated interferon plus ribavirin therapy, demonstrated:

•

42% (5/12) EVR in the triple combination arm compared to 10% (1/10) EVR in the control treatment arm;

•

1.63 log10 mean VLR in the triple combination arm compared to a 0.92 log10 VLR (control);

•

more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination arm as compared to control.

The results in non-responders indicate a more pronounced effect in the triple combination-treated patients compared to the control-treated patients with a mean HCV RNA differential of 0.71 log10 following 12 weeks of treatment. This effect was considered clinically significant by the investigators. With continued treatment in an extension protocol (see “The Extension Protocol” below), two of the non-responder “difficult-to-treat” patients treated with the triple combination achieved a sustained virologic response (“SVR”) or absence of detectable virus at 6 months following end of treatment (week 72).

The celgosivir combination therapies were well tolerated and resulted in no serious adverse events over the 12 weeks of treatment. Fifty (88%) patients completed all 12 weeks of study treatment.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit at 12 weeks of therapy when using celgosivir triple combination as compared to the active control treatment in patients with chronic HCV genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One third of the non-responder patients in this study (11 of 36) were actually “null responders” with VLRs of 0.4 log10 or less in their previous therapy.

Data from this study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment. Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks, with 30 of these either continuing with or switching to the triple combination, and one patient remaining on double combination. Of the 30 patients receiving triple combination treatment: 11 patients completed 48 weeks of treatment with 5 patients achieving undetectable virus levels at the end of treatment. Three of these patients (all partial responders to prior therapy) relapsed subsequently, and two of the patients (both non-responders to prior therapy) achieved a sustained virologic response (SVR). These two were patients who achieved undetectable virus levels in the 12-week study (1 on double combination treatment and the other on triple combination treatment; both on triple combination treatment during extension protocol) and maintained undetectable HCV RNA levels throughout the extension protocol.

The safety profile for patients exposed to celgosivir for up to 48 weeks did not differ from those in the initial 12 weeks of treatment (there were two serious adverse events during the extension protocol that were unrelated to  celgosivir treatment). There was no increase in reported diarrhea with long-term treatment, nor an increase in incidence and severity of creatine kinase (CK) elevations (two side effects seen in previous studies). No new, previously unknown adverse events were reported.

Phase II Viral Kinetics (combination therapy in treatment-naïve patients)

In October 2006 the Company initiated a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. This Phase II study was a 12-week randomized, active-controlled study, initially in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination; or “PRC”); and (ii) peginterferon alfa-2b plus ribavirin (active control; standard of care; or “PR”). Enrollment in the study was slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments.

On December 3, 2007 we reported preliminary four-week interim results from the study which indicated that 400 mg celgosivir once daily has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, as compared to the standard of care drugs alone. The interim results were for 10 patients who had completed four weeks of treatment equally divided between the two treatment arms described above. The following is a summary of the preliminary interim four-week results:

•

viral kinetics in both treatment groups were similar with a median reduction in HCV RNA at four weeks of 3.5 log10 vs. 3.8 log10 in the PRC and PR groups, respectively. The variability of response was wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

•

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients in this interim analysis and the high response rate with standard of care alone in this study, efficacy results from the interim data were inconclusive.  Based on a detailed analysis of the data from this study, the non-responder study and the related extension protocol, and previous clinical experience with celgosivir in HIV patients, the Company’s plan was to add a 600 mg once daily celgosivir triple combination dosage arm to this study and to enroll approximately six additional patients in the new 600 mg treatment arm. In January 2008, following Health Canada and Institutional Review Board (“IRB”) approvals, we added the 600 mg celgosivir combination therapy arm to the study. The purpose of this new treatment arm was to assess 600 mg celgosivir once daily for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin, as compared to the standard of care drugs alone and to 400 mg celgosivir once daily plus the standard of care for up to 12 weeks of therapy. On May 27, 2007 we announced our decision to stop enrollment in the study. In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations in February 2008. The study was completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm and no patients were enrolled into the 600 mg treatment arm.  The objective to evaluate 600 mg of celgosivir will be considered in the future development planning of celgosivir (see “Investigational New Drug Application” and “Partnering” below).

On July 21, 2008 we reported top-line 12-week results from the study, which like the interim 4-week results, showed no meaningful differences between the two treatment arms. The 12-week results are from 15 patients who received treatment during the study. Eleven patients completed all 12 weeks of treatment, 5 in the PRC group and 6 in the PR control group. The following is a summary of the Intent-to-Treat analysis for the 12-week treatment period:

•

Pharmacokinetic results indicate that the addition of 400 mg celgosivir once daily in the PRC treatment regimen did not affect the pharmacokinetics of peginterferon over the first 4-week period evaluated. This observation provides support for further clinical investigation with peginterferon combination treatments.

•

No significant difference was seen between treatment groups with a mean reduction in HCV RNA at 12 weeks of 3.7 log10 vs 5.2 log10 in the PRC and PR groups, respectively. The variability of response was wide with reductions of 5.5 log10 to 1.6 log10 and 6.5 log10 to 2.3 log10 for the PRC and PR groups, respectively.

•

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. No serious adverse events were reported.

Due to the small number of patients in this study and the high response rate with the standard of care alone in treatment-naïve patients at 12 weeks of treatment, differences in efficacy between the treatment groups were inconclusive. Based on the data from this trial and previous trials, further dose ranging work (as was planned with the 600 mg dosage arm which was stopped as indicated above), in conjunction with other combination treatment optimization strategies, is needed.

Investigational New Drug Application

All MIGENIX-related clinical trials of celgosivir in the treatment of HCV to date have been conducted in Canada. Preparation of a US Investigational New Drug application (“IND”) was initiated during fiscal 2008, with the completion and submission to be determined in conjunction with funding considerations and the results of the search for strategic options (see “Partnering” below).

Partnering

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. MIGENIX is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections

We acquired the lipopeptide program in May 2002 (see “Technology Licenses and Research Collaborations - BioSource Pharm, Inc” and “Technology Licenses and Research Collaborations – Ardea BioSciences Inc.”). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria.  Through our research and development activities, we discovered and selected MX-2401 as the lead development candidate in December 2003.

MX-2401 is being developed as an intravenous product for the treatment of serious Gram-positive infections. In preclinical testing, MX-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, could differentiate it from products on the market and under development. Ultimately, indications that could be pursued for MX-2401 include complicated skin and skin structure infections, pneumonia, complicated urinary tract infections, certain bacteriemias and endocarditis. It is expected that the first indication for MX-2401 would target complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected skin ulcers.

In 2006, the total hospital market for antibacterials across the seven major markets (US, Japan, Germany, Italy, France, UK, Spain) generated $7.9 billion in sales. This total hospital antibacterials market was static during the 2003-2006 period in terms of volume of prescriptions and dollar value (MIDAS Sales Data, 2007).  Substantial erosion of some of the key classes during this period due to patent expiries have had a major impact on the market’s value. Unasyn, Augmentin, Rocephin and Ciprofloxacin generics have had a devastating effect on total market value through heavy erosion of the penicillin and cephalosporin classes. Balancing this trend during the last few years, a number of first-in-class antibiotics have been launched, including the first glycylcycline (i.e. Wyeth's tigecycline), oxazolidinone (e.g. Pfizer's linezolid) and lipopeptide (Cubist's daptomycin). The leading IV antibacterial drug in 2006, in terms of dollar sales, was Wyeth’s Zosyn at over $700MM. Cubist Pharmaceutical’s Cubicin (daptomycin for injection), approved by the FDA in September 2003, achieved sales of over $265MM in the US in 2007.

Injectable antibacterials have historically had a much lower rate of genericization than oral formulations, enabling higher prices for branded products as a result of the lack of generic competition. This makes the hospital setting a relatively high-price market in comparison to the community market, which is mainly dominated by oral formulations that can be copied easily by generic manufacturers and therefore face a larger price pressure. The hospital market accounted for 38.0% of dollar sales in 2005, although its share on volume use was only 13.7%. (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

Most of the new drugs in the antibacterial pipeline are being developed for multi-resistant Gram-positive pathogens such as MRSA (methicillin resistant Staphylococcus aureus) and VRE (Vancomycin-resistant Enterococci).

Fueled by the increasing need for MRSA drugs, glycopeptides and other new classes of drugs (e.g. Pfizer’s Zyvox, Wyeth’s Tygacil or Cubist’s Cubicin) are predicted to grow at double-digit rates over the next few years. As a consequence, drugs that once entered the antibacterial market for niche indications may proceed to become blockbusters. Future commercial opportunity will continue to support the development of drugs against the multi-resistant gram-positive MRSA (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

There are a number of new drugs expected in the market for cSSTI (complicated skin and soft tissue infections) caused by MRSA in 2008/2009 including; Dalbavancin (Vicuron / Pfizer), Telavancin (Theravance), Ceftibiprole (Basilea / J&J) and Iclaprim (Arpida).   Considering the high prices of these innovative drugs and the increasing incidence of resistant infections in the seven major markets, the increasing use of these novel products is likely to boost overall antibacterial sales and ensure that value remains in the market. (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

Development History and Current Status

MX-2401 is in preclinical development. In December 2003, MX-2401 was identified as the lead development candidate in the lipopeptide program.  MX-2401 is an injectable lipopeptide being developed for the treatment of serious Gram-positive bacterial infections.  In preclinical testing, MX-2401 is rapidly bactericidal and demonstrates activity against a broad spectrum of Gram-positive bacteria including vancomycin-resistant enterococcus (“VRE”), methicillin-resistant S. aureus (“MRSA”) and penicillin intermediate-resistant S. pneumoniae (“PRSP”).

MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Potential initial indications include hospital-acquired pneumonia (“HAP”), community acquired pneumonia (“CAP”) requiring hospitalization and complicated skin and skin structure infections (“cSSSI”).

MIGENIX plans to seek initial regulatory approval for treating patients with cSSSI and then for other infections, caused by Gram-positive bacteria (e.g. MRSA, VRE) including CAP requiring hospitalization and HAP. Manufacturing process development at a European-based contract manufacturer is ongoing with the goal of producing MX-2401 under current GMP conditions, initially for use in Phase I clinical studies. MIGENIX intends to make a regulatory submission(s) (i.e. IND, CTA) in late 2009 to begin MX-2401 clinical studies. To support the application to begin clinical studies some initial GLP toxicology studies have been completed with the remaining GLP studies to be initiated after the current manufacturing process development work is completed.

Prior to initiating clinical trials in humans with MX-2401, the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities.

MIGENIX has an agreement with the Industry Canada’s Industrial Technologies Office (formerly Technology Partnership’s Canada program) under which the government will reimburse MIGENIX for 26% of the MX-2401 development costs up to $9.3 million through the completion of the first Phase III clinical trial.

Non-nucleoside Polymerase Inhibitor Program: Treatment of HCV Infections

We have an internal program directed towards the discovery of non-nucleoside inhibitors of the HCV RNA-dependent RNA polymerase (“HCVnn Polym0erase Inhibitors”).” Lead identification and optimization work in this preclinical program has resulted in our identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme (through enzymatic assays and x-ray crystallography) and have excellent (nanomolar) activity in replicon assays (cell-based assays of HCV replication). No current development work is being done in this program due to limited resources.

For a discussion of HCV, see “Celgosivir: Treatment of Chronic Hepatitis C Virus Infections” above.

SB-9000: Treatment of Hepatitis B Virus (“HBV”) Infections

In December 2003, we out-licensed SB-9000 (formerly known as MX-1313), a dinucleotide in the preclinical stage of development, for the treatment for chronic HBV infections to Spring Bank Pharmaceuticals Inc (formerly known as “Spring Bank Technologies Inc.) We acquired MX-1313 in September 2002 as part of our acquisition of the hepatitis technologies of Origenix Technologies Inc. Pursuant to the license agreement with Spring Bank we are to receive annual progress reports on the development of SB-9000. The 2007 progress report shows various preclinical development activities supporting the advancement of the SB-9000 program. Spring Bank plans to advance SB-9000 into clinical development in the first quarter of calendar 2010. For additional information on the Spring Bank license, see “Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.” below.

Degenerative and Metabolic Drug Development Programs

The acquisition of MitoKor in August 2004 expanded our product pipeline into degenerative and metabolic diseases.  MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction.  More than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction, including: 1) a number of neurodegenerative disorders, such as Alzheimer’s disease, which affects as many as 4.5 million people in the U.S., Friedreich’s ataxia and Parkinson’s disease, 2) ophthalmic diseases, including glaucoma and retinitis pigmentosa, 3) several key metabolic disorders, including obesity, and 4) multiple other diseases, such as arthritis and cancer.

MX-4565: Treatment of Neurodegenerative Diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and Ophthalmic Diseases (e.g. retinitis pigmentosa, glaucoma)

MX-4565 and other related compounds may have utility for the treatment of retinitis pigmentosa, glaucoma and other ophthalmic diseases associated with retinal degeneration, as well as certain neurodegenerative diseases (e.g. Parkinson’s disease). MX-4565 has shown an ability to block cell death pathways and retinal degeneration. This program is in the preclinical stage of development.

We are evaluating the potential of MX-4565 in Parkinson’s disease. The Parkinson’s work is supported by a grant from the Michael J. Fox Foundation (“MJFF”) awarded to us in June 2007. The potential for a second year of funding is under review by MJFF and us. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the MJFF project for certain uses in the field of human disease.

MX-4042: Treatment of Arthritis

The MX-4042 program is in the preclinical stage of development.  In rodent models of osteoarthritis and rheumatoid arthritis, MX-4042 reduces bone and cartilage breakdown.  MX-

4042 has the potential to be a disease modifying treatment in multiple forms of arthritis. No current development work is being done in this program due to limited resources.

Development and Commercialization Agreements

Cadence Pharmaceuticals, Inc. (“Cadence”)

In August 2004, we entered into a Collaboration and License Agreement with Cadence (formerly Strata Pharmaceuticals Inc.) for the development and commercialization of omiganan 1% gel.  Under the terms of the agreement, Cadence has the exclusive rights to market and sell Omigard™ in North America and Europe.  In exchange for these rights, we received a $2.0 million (US$1.5 million) fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement also included up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales.  The potential milestones to us under the agreement are now US$27 million as certain alternative milestone payments relating to the first omiganan 1% gel Phase III study are no longer considered possible. Cadence is funding the remaining clinical, regulatory, and commercialization costs related to omiganan 1% gel in North America and Europe and is responsible for manufacturing.  We have formed a Joint Development Management Committee with Cadence to oversee the development of omiganan 1% gel.

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology (last patent currently expires November 2022) and 10 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cadence, see “Drug Development Programs – Anti-Infectives - Omiganan 1% gel: Prevention of Catheter-related Infections” above.

Cutanea Life Sciences, Inc. (“Cutanea”)

In December 2005, we entered into a License Agreement with Cutanea for the development and commercialization of omiganan for dermatological diseases.  Under the terms of the agreement, Cutanea has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. In exchange for these rights, we received an upfront fee and can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales.  Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology and 8 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cutanea, see “Drug Development Programs – Anti-Infectives - Omiganan for the Treatment of Dermatological Diseases” above.

Spring Bank Pharmaceuticals, Inc. (“Spring Bank”)

In December 2003, we entered into a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to SB-9000, a dinucleotide under development as a treatment for HBV chronic infections acquired by us as part of the September 2002 acquisition of the hepatitis technologies of Origenix Technologies Inc. Under the license agreement with Spring Bank, we received 4,000 Series A convertible/redeemable preferred shares in Spring Bank, rights for up to US$3.5 million in milestone payments during development of SB-9000 and royalties upon commercialization. The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares of Spring Bank at April 30, 2008 and 40% of the total number of equity shares outstanding at April 30, 2008.

On April 30, 2008, the Company and Spring Bank entered into an amended agreement whereby we are to exchange the 4,000 Series A, non-voting, convertible, redeemable preferred shares of Spring Bank we hold for 1,000,000 new Series A non-voting, convertible preferred shares of Spring Bank. As consideration for the amendment and as compensation for legal expenses incurred, the Company will receive 50,000 common shares of Spring Bank. The 1,000,000 Series A preferred shares in Spring Bank have a liquidation preference of US$1,000,000 and are convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank, initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations

We have accounted for our investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.

Spring Bank funds all development and patent costs for SB-9000. Unless otherwise terminated in accordance with its terms, the agreement with Spring Bank is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Technology Licenses and Research Collaborations

We have in-licensed, acquired technology licenses and entered into research collaborations and/or other technology development and commercialization agreements as follows:

BioSource Pharm, Inc. (“BioSource”)

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (now Ardea BioSciences, Inc.; see “Ardea BioSciences, Inc.” below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of amphomycin-related (lipopeptide) and polyene compounds.  Consideration payable to BioSource under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales.  The equity component of the consideration included 1,000,000 Series B preferred shares. In May 2007 we converted 50,000 Series B preferred shares to pay a US$50,000 milestone in respect of the MX-2401 lipopeptide program.  The remaining 950,000 Series B preferred shares outstanding at July 25, 2008, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “DESCRIPTION OF CAPITAL STRUCTURE”). For additional information on the lipopeptide program, see “Drug Development Programs – Anti-Infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections” above. We are not actively developing the polyene technology. Pursuant to the agreement, we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated in accordance with its terms, the agreement with BioSource is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals, Inc.;“IntraBiotics”)

Effective May 20, 2002, we acquired certain assets related to amphomycin-related (lipopeptide) and polyene compounds from IntraBiotics.  As consideration for the assets acquired, we made an up-front cash payment of US$0.4 million to IntraBiotics. Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component included 750,000 Series A preferred shares of which we redeemed 400,000 Series A preferred shares in October 2002 by paying US$0.4 million and in May 2007 we converted 50,000 Series A preferred shares to pay a US$50,000 milestone in respect of the MX-2401 lipopeptide program.  The remaining

300,000 Series A preferred shares outstanding at July 25, 2008, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “DESCRIPTION OF CAPITAL STRUCTURE”). For additional information on the lipopeptide program see “Drug Development Programs - Anti-Infectives – Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections” above. We are not actively developing the polyene technology.

Unless otherwise terminated in accordance with its terms, the agreement with Ardea is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia (“UBC”)

Effective April 28, 1993, we entered into a license agreement with UBC under which we acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC.  This agreement was replaced by a second license agreement entered into on October 19, 1995 (the “UBC License”).

Pursuant to the UBC License, we agreed to fund research at UBC for a period of five years (completed) and to pay to UBC royalties from sales of products licensed pursuant to the agreement and from sub-licensing revenues. In addition to the patent applications in existence at the time of the signing of the UBC License, we acquired the rights to any future technology developed by UBC pursuant to research funded by us, provided we pay all costs associated with patenting of the technologies.

Unless otherwise terminated in accordance with its terms, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

University of Florida Research Foundation Inc. (“University of Florida”)

The agreement with the University of Florida was acquired as part of the MitoKor acquisition. Under a license dated December 15, 1993, as revised and restated on February 4, 1999, we have a worldwide license from the University of Florida Research Foundation, Inc. to certain technology developed at the University of Florida related to a method of protection against cell loss using polycyclic phenols, including estrogens. We provided notice of the termination of the license and this agreement will terminate September 12, 2008. The license agreement relates primarily to the Company’s MX-4509 program that was written off in the year ended April 30, 2007.

University of Victoria Innovation and Development Corporation (“UVIC”)

Effective March 14, 1997, we entered into a license agreement with UVIC (the “UVIC License”).  Pursuant to this agreement, we acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria.  In consideration of the license, we paid an initial fee, as well as patent costs.  We are not required to pay milestones or royalties to UVIC.  Unless otherwise terminated in accordance with its terms, the UVIC License remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent issued in respect of the licensed technology.

Virogen Limited (UK) (“Virogen”)

In February 2004, we acquired the global rights to celgosivir from Virogen. The financial consideration for the rights included: (i) an up-front equity component of US$0.1 million upon conversion of 100,000 Series D preferred shares; (ii) 4,000,000 Series D preferred shares representing up to US$4 million in milestone payments in cash and/or equity payable upon the achievement of agreed upon development milestones (see “DESCRIPTION OF CAPITAL STRUCTURE”); and (iii) royalties on product sales and sub-licensing revenues. For additional information on the celgosivir program see “Drug Development Programs – Anti-Infectives - Celgosivir: Treatment of Chronic Hepatitis C Virus Infections” above.

Unless otherwise terminated in accordance with its terms, the agreement with Virogen is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Washington University, St. Louis

An agreement with the Washington University was acquired as part of the MitoKor acquisition. MitoKor funded research at the Washington University School of Medicine until 2003.  An exclusive license agreement was entered into in 2000 to grant MitoKor rights that Washington University held, jointly with University of Florida, to certain patents and applications related to estrogen compounds.  Under that license agreement, we are obligated to pay fees and royalties upon commercialization of a product, as well as patent costs and a portion of any sub-licensing income we receive.  The license agreement remains effective until expiration of the last to expire of the licensed patent rights, unless terminated early by MitoKor for any reason or by Washington University only upon our default or other non compliance.

In March 2005, we entered into an exclusive license with Washington University to certain other patents and applications related to novel estrogen-like compounds that arose from this research.  The license agreement obligates us to pay a license origination fee, a semi-annual license maintenance fee, patent costs, milestone payments, royalties upon commercialization, and a portion of any sub-licensing income we receive. We also agreed to diligently pursue development of at least one product under the license agreement. The license agreement remains effective until the expiration of the last of the patents to expire, unless terminated earlier by us for any reason or by Washington University upon our material breach and failure to cure.

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of July 14, 2008 we held rights to 74 patents or patent applications in the United States relating to our technology platforms and drug development programs (excluding patents that are part of the University of Florida license for which we have given notice of termination). We also hold the rights to foreign counterparts for most of these patents and patent applications.

As with the patent positions of other pharmaceutical and biotechnology firms, we do not know whether our patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated by others.

We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position.  It is our policy to require employees, consultants, members of our Clinical and Scientific Advisory Boards and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration.  These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential.  In the case of our employees, agreements are in place providing that all inventions resulting from work performed utilizing our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and non-competitive. For a discussion of competition for individual product candidates, see “Drug Development Programs”. See also “BUSINESS DESCRIPTION – Risk Factors - Risks Related to Our Business”.

Property, Plants and Equipment

In November 2007 we relocated our Vancouver office and research operations to new premises in close proximity to our former facility. Our new premises consist of approximately 9,500 sq. ft. of office and lab space (the former facility consisted of approximately 16,000 sq. ft. of office and lab space), and the leases expire December 2009. We have a renewal option for an additional three-year term.

In May 2008 we relocated our San Diego office to smaller premises (old premises was approximately 1,700 sq. ft., new premises approximately 160 sq. ft.) and the lease for these premises currently runs to August 31, 2008.

Through contractual arrangements, we utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates.  Manufacturing of our drug candidates for clinical trials and for sale (if and when approved) is subject to significant governmental requirements (see “BUSINESS DECRIPTION - Product Approval Process”). The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

Employees

As of April 30, 2008, we employed 29 (2007: 32; 2006: 28) persons full time of which 23.5 (2007: 26.5; 2006: 23) work primarily in our Vancouver, British Columbia, Canada location, 3.5 (2007: 4.5; 2006: 2) work in our San Diego, California, USA location and 2 (2007: 1; 2006: 3) work from other locations in the United States. Of this work force, 12 (2007: 16; 2006: 11) employees are engaged in or directly support research and development activities, 8.5 (2007: 7.5; 2006: 9) employees are engaged in clinical development and manufacturing activities, and 8.5 (2007: 8.5; 2006: 8) are engaged in business development, finance, human resources, investor relations and information technology activities.

All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

None of our employees are governed by a collective bargaining agreement.

Risk Factors

When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Information Form.

Risks Related to Our Business

There is expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing

The Company has incurred significant losses since inception and as of April 30, 2008 had working capital of approximately $5.0 million and an accumulated deficit of $137.5 million. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds for their carrying value or greater. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

We have a history of operating losses and expect to incur further losses; we are dependent on additional financing and may be forced to limit or cease our operations

We have experienced significant operating losses in each year since our inception.  As of April 30, 2008, our accumulated deficit was approximately $137.5 million (April 30, 2007: $124.7 million; April 30, 2006: $108.7 million).  We incurred losses of $12.8 million in the fiscal year ended April 30, 2008, $16.1 million in the fiscal year ended April 30, 2007, and $11.3 million in the fiscal year ended April 30, 2006.  Our losses have resulted primarily from costs related to the research and development of experimental new drug candidates and general and corporate costs relating to our operations. We expect to incur substantial additional losses over at least the next several years.

Our ability to achieve a consistent, profitable level of operations is dependent upon the successful development of our products, entering into agreements on favourable terms with corporate collaborators for the development and commercialization of our products, obtaining regulatory approvals for the marketing of our products, and the successful manufacture and marketing of our products.

We anticipate that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to our current development and commercialization arrangements with Cadence, Cutanea and Spring Bank (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements”), as well as potential new agreements for our un-partnered product candidates, such as celgosivir, and partnering additional territories for omiganan 1% gel.

We do not anticipate revenues from product sales in the next eighteen months. In the future we expect to earn revenue from any product that we and our collaborators successfully develop and obtain approval for marketing. We cannot predict whether these revenues, if any, will ever be sufficient to achieve or sustain profitability. Our nearest term revenue opportunity from product sales/royalties is from omiganan 1% gel (also called “Omigard™”) should our partner for North America and Europe, Cadence, successfully complete the current Phase III trial, obtain marketing approval, and commence product sales. In May 2006 we completed a financing involving the sale of a portion of the future royalties from our Omigard™ license agreement with Cadence and our license agreement with Cutanea (see “GENERAL DEVELOPMENT OF THE BUSINESS”) and accordingly our future royalty revenues under these agreements could be reduced until the purchased royalties are received in full by the purchasers and/or their royalty units are converted into our common shares.

We will require substantial additional capital to conduct our operations.  We have financed our operations primarily through the sale of equity securities.  Our future capital requirements will depend on many factors, including, among others, the following:

•

the progress of our preclinical studies and clinical trials, the magnitude and scope of these activities and future product development decisions;

•

the amount and timing of milestone based licensing payments, if any, from our agreements with Cadence, Cutanea and Spring Bank (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements”);

•

our ability to establish new development and commercialization agreements for our un-partnered product candidates; the terms of such arrangements, including: the timing and amount of any up-front payments, milestone payments,  responsibility for research and development activities and funding thereof;

•

payments pursuant to our license and collaboration agreements (see “BUSINESS DESCRIPTION - Technology Licenses and Research Collaborations”) including any preferred shares that we are obligated to redeem and/or convert upon the achievement of milestones (see “DESCRIPTION OF CAPITAL STRUCTURE”);

•

the time and costs involved in obtaining regulatory approvals and our ability to develop and obtain regulatory approval for our products in our targeted indications;

•

the time and costs involved in scaling up the commercial manufacturing of our products;

•

the amount and terms of any government and/or grant funding obtained for the development of our product candidates;

•

the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims;

•

any new technologies and/or product candidates we acquire or in-license;

•

market acceptance of our products if approved for marketing; and

•

other factors not within our control.

We have no committed sources of additional capital. In the future we will need to raise additional capital through further equity financings. Additional equity financings could result in significant dilution to shareholders. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts for the product candidates we are developing. Our ability to secure equity financing from individual and institutional investors will be affected by such factors as our share price and our market capitalization. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish to continue our operations. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials which may delay potential revenues from development and commercialization agreements and impact our ability to complete future financings

Our ability to generate revenue from existing or new development and commercialization arrangements and complete additional financings on a timely basis and favourable terms depends in large part on our and our collaborators ability to successfully start, manage and complete clinical trials and other development/commercialization activities for our product candidates (including the Omigard™ Phase III clinical trial being conducted by our partner Cadence and the CLS001 Phase III clinical trial program being planned by our partner Cutanea) within the forecasted timelines. We have no control over when Cadence will complete the Omigard™ Phase III clinical trial or when Cutanea will initiate and complete the CLS001 Phase III trial which could impact the timing of any revenues from our agreements with Cadence and Cutanea, as well as our future financing prospects.

The ability to complete the clinical trials in the expected time frames once started depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors,

some of which are beyond our control. If patient enrollment is less than expected, we or our collaborators may need to add additional clinical sites to complete the clinical trials, thus likely delaying completion of the trial.

We and our collaborators rely on third parties, including contract research organizations, and outside consultants to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our clinical sites and/or third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials.

Delays in starting and completing clinical trials and other development/commercialization activities could have a material adverse effect on our business, financial condition and results of operations, including impacting our ability to enter into development and commercialization agreements for our un-partnered programs/territories, the timing of potential revenues from currently partnered programs and/or future financings.

The decreasing use of the comparator product in the Phase III clinical trial for Omigard™ and improvements in hospital infection control practices that lower catheter infection rates may hinder the competitive profile of this product candidate.

Over the last several years, many hospitals, particularly in the U.S., have increased the use of a particular antiseptic, chlorhexidine, as their standard of care to sterilize catheter insertion sites. The decreasing use of 10% povidone-iodine in favor of chlorhexidine could reduce the marketing impact of any superiority claims that our partner Cadence could make following FDA approval. For example, hospitals and physicians may be reluctant to adopt the use for Omigard™ in combination with chlorhexidine antisepsis for the prevention of LCSIs. Additionally, our partner Cadence believes that improvements to hospital infection control practices since they commenced enrollment in their Phase III clinical trial of Omigard™ may reduce catheter-related infection rates, which may result in the occurrence of an insufficient number of infections to demonstrate statistical significance in this clinical trial or require an even larger number of patients to be enrolled in order to demonstrate a statistically significant effect. Even if Omigard™ is approved by the FDA, if this product candidate does not achieve an adequate level of acceptance by physicians, health care payors and patients, we may be unable to generate sufficient revenues to sustain and grow our business.

Our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; failure to successfully manage these relationships may delay the development and/or the commercialization of our product candidates

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into in-licensing arrangements, research collaborations and technology development and commercialization arrangements. Development and commercialization activities related to our partnered product candidates and intellectual property (omiganan 1% gel licensed to Cadence; omiganan for dermatological diseases licensed to Cutanea; and SB-9000 licensed to Spring Bank) are controlled by our partners and we have limited or no input into their activities.

We entered into a Collaboration and License Agreement with Cadence Pharmaceuticals in August 2004 for the development and commercialization of omiganan 1% gel in North America and Europe (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”). We have formed a Joint Development

Management Committee (“JDMC”) with Cadence to oversee the development of omiganan 1% gel. The JDMC has an equal number of representatives from Cadence and us. In the event that the JDMC is unable to reach a consensus on a matter, Cadence has the right to make the final decision which is to be exercised in good faith.

We entered into a license agreement with Cutanea in December 2005 for the development and commercialization of CLS001 for the treatment of dermatological diseases (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”). We have no involvement in the development of CLS001 and under the agreement with Cutanea we are to receive semi-annual updates on CLS001 development and commercialization activities. The information that Cutanea provides to us on the development of CLS001 may be limited.

We entered into a license agreement with Spring Bank Technologies in December 2003 for the development and commercialization of SB-9000 for the treatment of Hepatitis B Virus infections (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Spring Bank Pharmaceuticals, Inc.”). We have no involvement in the development of SB-9000 and under the agreement with Spring Bank we are to receive annual updates on SB-9000 development and commercialization activities.  The information that Spring Bank provides to us on the development of SB-9000 may be limited

We also have collaborative and/or in-license agreements with parties from whom we have acquired or in-licensed intellectual property including several of our product candidates (see “BUSINESS DESCRPTION – Technology Licenses and Research Collaborations”).

On an ongoing basis we investigate in-licensing, acquisition, collaboration and out-licensing opportunities to expand and advance our product pipeline. There can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

Because we enter into research and development collaborations at various stages of research and product development, our success is partially dependent upon the performance of our corporate collaborators. The amount and timing of resources to be devoted by our corporate collaborators to our product candidates and development activities are not within our direct control, and there can be no assurance that our corporate collaborators will commit sufficient resources to our research and development programs or the commercialization of our products. Our corporate collaborators may not perform their obligations as expected. Our corporate collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because our business model includes entering into corporate collaborations and requires us to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. We may not be able to simultaneously and effectively manage our corporate collaborations, thus delaying the development and commercialization of certain of our product candidates.

Our success depends on our ability to retain and attract key qualified personnel and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize our product candidates

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives.  We have employment agreements with each of our executive officers and key employees; however, each may terminate their employment upon notice and without cause or good reason. Currently we are not aware that any executive officer or key employee is planning to leave or retire, except for our Sr. Chief Science Officer, Dr. Jacob Clement who plans to retire April 30, 2009. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.

We also have relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy.  These collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to our technologies.

Certain of our directors and officers may serve as directors or officers of other companies or have shareholdings in other companies which may lead to conflicts of interest that could be harmful to our interests.  In the event that a director and/or officer has a conflict he or she is required to advise us of his or her conflict, and abstain from participation in matters related to the conflict.

We have not completed the development of any commercial products and have no revenues from the sale of products; we may not achieve profitability

We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  Our primary focus from our inception in 1993 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two cationic peptide product candidates in the clinical stage of development: omiganan 1% gel for the prevention of catheter-related infections (completed one Phase III study and is currently in a second Phase III clinical trial) and omiganan for the treatment of dermatological diseases (completed two Phase II acne studies and one Phase II rosacea clinical trial).  Since May 2002, we have acquired several product candidates and technologies including: celgosivir for the treatment of chronic Hepatitis C Virus infections (completed three HCV Phase II studies), lipopeptides for the treatment of serious gram-positive infections (preclinical development) and several earlier stage development programs. We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products (the earliest opportunity for revenues from product sales/royalties is from Omigard™).  There can be no assurance that we will ever achieve profitability.  As a result, an investment in our common shares involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Even if we obtain the necessary marketing approvals, our products may not gain meaningful market acceptance, and we may not become profitable

We and our corporate collaborators may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

Currently approved products and treatments, and any new products and treatments that are approved in the future may reduce the marketability of any products that we obtain marketing approval for, particularly to the extent such products and treatments:

•

are more effective;

•

have fewer or less severe adverse side effects;

•

have better patient compliance;

•

receive better reimbursement terms;

•

are accepted by more physicians;

•

are more adaptable to various modes of dosing;

•

have better distribution channels;

•

are easier to administer; or

•

are less expensive.

Many of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than ours and those of our corporate collaborators. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We have yet to market or sell any pharmaceutical products; our success will depend on third parties’ marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities

We currently have no sales, marketing or distribution capability.  We intend to rely primarily on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. Cadence Pharmaceuticals, our partner for the development and commercialization of Omigard™, Cutanea, who has licensed CLS001 from us, and Spring Bank, who has licensed SB-9000 from us, currently have no marketing, sales or distribution capabilities. Cadence intends to establish marketing, sales and distribution capabilities and there can be no assurance that they will be successful in their efforts. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by us may also be made available in combination with Cadence’s rights for prospective global partners. In parallel, we are pursuing regional partners for the ROW territories.

If we or our collaborators are unable to establish or maintain relationships with collaborators with sales, marketing or distribution capabilities and we or our collaborators are required to market any of our products directly, we or our collaborators will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities.  There can be no assurance that we or our collaborators will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

Our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims and adverse publicity in the event that the use of such products results in personal injury or death.  There can be no assurance that we will not experience losses due to product liability claims in the future. We have a product liability policy covering our clinical trials from September 26, 2000 to December 20, 2008 with aggregate coverage of US$10 million. There can be no assurance that this insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. We have also indemnified investigators at clinical sites where we are the sponsor of the clinical trial. In addition to the clinical trials that we conduct, we are also exposed to potential product liability claims for clinical trials that our corporate collaborators conduct with our product candidates and there can be no assurance that the collaborators will obtain and maintain adequate insurance coverage, or that we will not be subject to such product liability claims in respect of the clinical trials undertaken by our collaborators.

In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards not covered by our insurance. Defending any product liability claim or claims could require us to expend significant financial and managerial resources. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on our business, financial condition and results of operations.

We may encounter difficulties in manufacturing our products delaying or preventing the development or commercialization of our product candidates

There can be no assurance that our product candidates can be manufactured at a cost or in quantities necessary to make them commercially competitive or even viable.  We do not have any manufacturing facilities and we are dependent on third party contract manufacturers and/or collaborators to produce our product candidates for preclinical studies, clinical trials and for product commercialization.  There can be no assurance that such third party manufacturers or collaborators will be able to meet our needs with respect to timing, quantity, quality or pricing.  If we are unable to contract for a sufficient supply of product on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers or collaborators, our preclinical, clinical testing and/or product sales would be delayed, thereby delaying the submission of products for regulatory approval and/or market introduction and subsequent sales of such products.

Our success depends on the management of growth

Our future growth, if any, may cause a significant strain on management, operational, financial and other resources. Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees.  These demands may require the addition of new management personnel and the development of additional expertise by management.  Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance.  The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure

Our operations are in many instances conducted in currencies other than the Canadian dollar and fluctuations in the value of currencies relative to the Canadian dollar could cause us to incur currency exchange losses, higher development costs and/or lower revenues.

We expect that our U.S. dollar denominated expenditures will increase as we undertake clinical trials in the United States, scale up manufacturing of our product candidates, are required to pay milestones under our license agreements and should we decide to further expand our U.S. operations. To the extent that our U.S. dollar denominated revenues from development and commercialization agreements and our existing U.S. dollar cash, cash equivalents and short term investments do not cover our U.S. denominated expenditures we will need to purchase U.S. dollars at the then prevailing exchange rates.

The Canadian dollar has strengthened significantly against the U.S. dollar since 2002. Should the Canadian dollar weaken against the U.S. dollar our operating results will be adversely impacted by higher development costs until we have sufficient U.S. dollar revenues to offset our U.S. dollar development costs. Much of our future revenues are anticipated to be denominated in U.S. dollars. Should the U.S. dollar continue to weaken against other currencies including the Canadian dollar the aggregate value of such revenues to us will decrease.

We currently do not implement any currency hedging techniques to mitigate the impact of currency fluctuations on our financial results. These techniques if implemented in the future do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, would not protect us from prolonged periods of currency fluctuations.

Our share price has been, and is likely to continue to be, highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the TSX fluctuated from $0.23 (low) to $0.80 (high) during the fiscal year ended April 30, 2008, and from $0.17 (low) to $0.28 (high) during the period from May 1, 2008 through July 25, 2008.  Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our common shares. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

Our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares. We also have a shareholder rights plan that requires anyone who seeks to acquire 20% or more of our outstanding common shares to make a bid complying with specific provisions included in the plan. See “DESCRIPTION OF CAITAL STRUCTURE - Shareholder Rights Plan”.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Risks Related to Regulatory Matters

Our products under development require significant testing; we may not be able to obtain the regulatory approvals or clearances necessary to commercialize our products

We are currently not authorized to market any products in any jurisdiction. The preclinical testing and clinical trials of our product candidates and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any new products are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries.  Any product we or our corporate collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.  The regulatory process, which includes extensive preclinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance.  We may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including the following:

•

safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•

the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•

after reviewing test results, we or our collaborators may abandon projects that previously were believed to be promising;

•

we, or our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•

our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use, if approved; and

•

clinical testing is very expensive, can take many years, and the outcome is uncertain.

The data collected from our clinical trials may not be sufficient to support approval by the regulatory authorities of our product candidates.

The clinical trials of our products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale.  If we fail to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product.  Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products we or our corporate collaborators develop, impose significant additional costs on us and our corporate collaborators, diminish any competitive advantages that we or our corporate collaborators may attain and adversely affect our ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with us.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing.

We are also subject to numerous federal, state, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our research and development work.  In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations which might have an adverse effect on the development, production and marketing of our products, and there can be no assurance that we will not be required to incur significant costs to comply with current or future laws or regulations or that we will not be adversely affected by the cost of such compliance.

Even if any of our product candidates receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales

If we or our collaborators obtain regulatory approval for any of our product candidates, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer’s operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators’ failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

•

delays in commercialization;

•

refusal by the FDA or other similar regulatory agencies to review pending applications or supplements to approved applications;

•

product recalls or seizures;

•

warning letters;

•

suspension of manufacturing;

•

withdrawals of previously approved marketing applications;

•

fines and other civil penalties;

•

injunctions, suspensions or revocations of marketing licenses;

•

refusals to permit products to be imported to or exported from the United States; and

•

criminal prosecutions.

Post-approval marketing laws and regulations in other jurisdictions generally provide for the same types of sanctions that may be imposed in the United States.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced

In the United States and elsewhere, our product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials to demonstrate the cost-effectiveness of products. Such studies may require us to commit a significant amount of management time, financial and other resources.

Our products may not be reimbursed or covered by any of these third-party payors for our targeted indications. In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of such products is unavailable, or limited in scope or amount, or if pricing is set at unsatisfactory levels, our revenues could be reduced.

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program and state healthcare laws and regulations may also be modified to change the scope of covered products and/or reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products may change at any time, which could further limit or eliminate reimbursement rates for our products.

Risks Related to Intellectual Property

Our success depends on our ability to protect our proprietary rights and operate without infringing the proprietary rights of others; we may incur significant expenses or be prevented from developing and/or commercializing products as a result of an intellectual property infringement claim

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries.  We have filed our own patent applications and obtained issued patents, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties (see “BUSINESS DESCRIPTION - Technology Licenses and Research Collaborations”). There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators. There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators’ current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.  Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving.  The patent positions of biotechnology and biopharmaceutical companies, including us, is highly uncertain and involves complex legal and technical questions for which legal principles are not firmly established.  The degree of future protection for our proprietary rights, therefore, is highly uncertain.  In this regard there can be no assurance that patents will issue from any of the pending patent applications.  In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators’ research, development and commercialization efforts.  There can be no assurance that our or our corporate collaborators’ technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators’ technologies and products do not or will not infringe the patents or proprietary rights of others. We may be unable to determine the patents or patent applications that may materially affect our or our corporate collaborators’ ability to make, use or sell products.  The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned by us or licensed to us or our corporate collaborators and limit our ability or our corporate collaborators’ ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we or our corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology and products.  We or our collaborators may be so enjoined or unable to obtain licenses to the patents, technologies and products of third parties on acceptable terms, if at all, or unable to obtain or develop alternative technologies.

For instance, there is a patent in force in Australia, New Zealand, and various European countries, with claims that, if valid, may be broad enough in scope to cover the formulation of our omiganan product candidates. Similarly, there are patent applications pending in the United States, Japan, and Canada that correspond to the Australia, New Zealand and European patents. Because the United States patent application has neither published nor issued and the Japanese and Canadian patent applications have not issued, it is too early to tell if the claims of these applications will present similar issues for our omiganan product candidates in the United States, Japan, and Canada. However, if the United States, Japanese, or Canadian patent applications issue with a scope that is broad enough to cover our omiganan product candidates and we are unable to assert successful defences to any patent claims, we and our corporate collaborators may be unable to commercialize our omiganan product candidates. While we believe there may be multiple grounds to challenge the validity of the Australian, New Zealand, and European patents, and these grounds may be applicable to the United States, Japanese, and Canadian applications should they issue as patents, the outcome of any litigation relating to these Australian, New Zealand, and European patents and the United States, Japanese, and Canadian patent applications, or any other patents or patent applications, is uncertain and participating in such litigation would be expensive, time-consuming and distracting to management. It is possible that we or our corporate collaborators may determine it prudent to seek a license to the Australian, New Zealand, and European patents, the United States, Japanese, and Canadian applications, in order to avoid potential litigation and other disputes. We cannot be sure that licenses would be available to us or our corporate collaborators on commercially reasonable terms, or at all.

There can be no assurance that third parties will not independently develop similar or alternative technologies to ours, duplicate any of our technologies or the technologies of our corporate collaborators or our licensors, or design around the patented technologies developed by us, our corporate collaborators or our licensors. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party’s proprietary rights.  We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets and proprietary know-how, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants, and advisors and collaborators.  There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors, any of which could have a material adverse effect on our business, financial condition and results of operations.

DIVIDENDS

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Common Shares

At July 25, 2008 there are 94,463,806 common shares issued and outstanding. The holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each common share entitles its holder to one vote.  Subject to the prior rights of the holders of Preferred Shares, the holders of common shares are entitled to receive on a proportionate basis dividends as and when declared by the Board out of funds legally available therefor.  In the event of the dissolution, liquidation, winding up or other distribution of the Company’s assets among shareholders, the holders of the common shares are entitled to receive on a proportionate basis all of the assets remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preferred Shares.  The common shares carry no pre-emptive or conversion rights and are not subject to redemption.

As at July 25, 2008, the Company has the following securities outstanding that are convertible or exchangeable for common shares of the Company:

•

5,250,000 (April 30, 2008: 5,250,000; April 30, 2007: 9,350,000) convertible redeemable preferred shares (see “Preferred Shares” below)

•

29,465 (April 30, 2008 and April 30, 2007: 29,465) convertible royalty participation units outstanding convertible into up to 17,679,000 (April 30, 2007: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 5,828,980 (April 30, 2008: 4,034,631; April 30, 2007: 4,071,002) common shares at an average exercise price per common share of $0.61 (April 30, 2008: $0.83, April 30, 2007: $0.94);

•

warrants outstanding for the purchase of 963,125 units (April 30, 2008 and April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares (April 30, 2008 and April 30, 2007: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.22 closing price of the Company’s common shares on July 25, 2008 is $105,600 (April 30, 2008: $36,800 [160,000 at $0.23 share price]; April 30, 2007: $124,800 [160,000 at $0.78 share price]). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2008 and April 30, 2007 with respect to the fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 10,637,709 (April 30, 2008: 18,190,301; April 30, 2007: 19,241,474) common shares at a weighted average exercise price per common share of $0.92 (April 30, 2007: $0.76; April 30, 2007: $0.89), as follows:

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
883,950(1,2)	$0.50	May 3, 2009
9,631,250(3)	$0.80	December 6, 2011
122,509(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 10,637,709	Average = $0.925)

(1)

Warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(2)

Issued as part of the May 2006 convertible royalty participation unit financing (see “GENERAL DEVLOPMENT OF THE BUSINESS”).

(3)

Issued as part of the December 2006 bought deal public offering.

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor.

(5)

Weighted average exercise price using closing July 25, 2008 exchange rate of US$1.00 equals $1.0196.

Preferred Shares

We may issue preferred shares (the “Preferred Shares”) in one or more series.  The Board may alter the Company’s Notice of Articles and Articles to fix the number of Preferred Shares in, and to determine the designation of the shares of, each series and to create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to Preferred Shares as a class.

At July 25, 2008, there are 5,250,000 convertible redeemable preferred shares issued and outstanding in three series (300,000 Series A; 950,000 Series B; and 4,000,000 Series D)  representing US$5,250,000 in potential milestones payable (US$1 per preferred share) in connection with various in-licensing and acquisition transactions (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations”). Upon the achievement of a milestone, specified in the underlying agreement for each series of preferred share, the applicable number of preferred shares are (at our option) to be redeemed for cash and/or converted into common shares.  If the Company elects to convert any of the preferred shares into common shares (to pay all or a portion of the milestone payment), the number of common shares to be issued is calculated based on: (i) the number of preferred shares being converted at US$1 per preferred share; and (ii) an average share price for our common shares on the Toronto Stock Exchange for a five to 10 trading day period (number of days and nature of the average calculation is dependent on the series of preferred share) preceding the payment of the milestone. The number of common shares that can be issued on any conversion is subject to a minimum share price per common share and/or a specified maximum number of common shares that can be issued in respect of the applicable series of preferred shares, as follows:

•

$0.29 minimum price per common share for the Series A and Series B preferred shares and a maximum of 9,728,204 common shares

•

a maximum of 11,778,846 common shares in respect of the Series D preferred shares

If we are unable to pay a milestone or portion thereof by conversion into common shares, payment of such milestone amount is to be made by redeeming for cash the applicable series and number of preferred shares. If following a conversion of any Series A or Series B preferred shares the average price of our common shares for the 20 trading days subsequent to the conversion is less than the conversion price used to determine the number of common shares issued upon conversion, we are obligated to pay the difference in cash for the applicable number of common shares.

The aggregate liquidation preference of the 5,250,000 preferred shares is US$625,001.  We may at our option redeem each series of preferred shares as follows:

•

effective May 20, 2010, the then outstanding Series A preferred shares for an aggregate value of US$1

•

effective May 20, 2010, the then outstanding Series B preferred shares for an aggregate value of US$1

•

at any time the then outstanding Series D preferred shares for an aggregate value of US$1

Any development milestone payments that become payable after such redemption, if any, would be payable in cash.

Subject to such voting rights as may be attached to any series of the Preferred Shares by the directors, holders of Preferred Shares shall not be entitled as such to vote at any general meeting of members of the Company.  Holders of Preferred Shares shall be given notice of and be invited to attend meetings of the holders of common shares.

The holders of Preferred Shares will rank in preference over the common shares and any other shares ranking junior to the Preferred Shares, with respect to the payment of dividends and the repayment of capital.  No other class of shares ranking on par with or prior to the Preferred Shares with respect to the payment of dividends or the repayment of capital may be created without approval of the holders of the Preferred Shares.

The holders of Preferred Shares, as a class, are entitled on the distribution of our assets to receive, before any distribution is made to holders of common shares, the amount paid up with respect to Preferred Shares held by them, together with the fixed premium (if any) thereon and all accrued and unpaid dividends.  After payment to holders of Preferred Shares of the foregoing amounts, such holders are not entitled to participate in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series of Preferred Shares.

Any conversion, exchange or retraction rights attached to a created series of Preferred Shares must be in accordance with the policies of any stock exchange on which the Company’s shares are then listed and posted for trading.

Shareholder Rights Plan

A shareholder rights plan (“Rights Plan”) was originally adopted on July 31, 2000 and confirmed by shareholders at our annual meeting held on September 7, 2000.  Effective August 5, 2005 the Board approved amendments to the Rights Plan, subject to regulatory approvals.  The amendments are highlighted below under the heading “Amendments to the Rights Plan”. Shareholders reconfirmed the amended Rights Plan at our annual meeting held on September 6, 2005.

Amendments to the Rights Plan

The amendments to the Rights Plan that were approved by the Board in August 2005 are limited in number and effect.  The amendments include (i) removing the application of the Rights Plan to “flip-over events”, being mergers, amalgamations or similar transactions, or dispositions of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of our operating income or cash flow and our subsidiaries taken together, such that holders of Rights will no longer be entitled to acquire common shares in the continuing or acquiring company at a discount; and (ii) various technical amendments, including replacing references to the Company Act (British Columbia) with references to the Business Corporations Act (British Columbia), reflecting British Columbia’s adoption of the Business Corporations Act (British Columbia), replacing references to “Micrologix Biotech Inc.” with references to “MIGENIX Inc.”, reflecting our name change to MIGENIX Inc. and the correction of certain typographical and similar errors.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for our common shares, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell their common shares with a view towards providing shareholders with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all common shares and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Potential Advantages of the Rights Plan

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 21 days.  Accordingly, the directors believe the Rights Plan continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquiror is likely to pay upon an acquisition of control.  By motivating would-be acquirors to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holdings, in any acquisition of control of the Company.

The Board believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan

Because the Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, the Rights Plan may reduce the likelihood of a take-over bid being made for our outstanding common shares.  Accordingly, the Rights Plan may deter some take-over bids that shareholders might wish to receive and may make the replacement of management less likely.

The following summary of the characteristics and terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan was filed as an exhibit to our April 30, 2006 annual report on Form 20-F and can also be obtained by contacting us at 800–665-1968, ext. 233.

Summary of the Rights Plan Characteristics

Upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding common shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan), or on terms otherwise approved by the Board, the Rights (as defined in the Rights Plan) entitle their holders (other than the acquiror) to acquire common shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders (as defined in the Rights Plan) by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitted Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favour the bid indicate their approval simply by tendering their common shares to it.  If a majority of the common shares other than those beneficially owned by the acquiror are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their common shares to the bid if they so choose.  Common shares deposited pursuant to a takeover bid for less than all of the common shares held by Independent Shareholders must be taken up and paid for on a pro rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders’ meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Notwithstanding the foregoing, the Board may call a shareholders’ meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director.  The entitlement of shareholders to vote by proxy pursuant to the Business Corporations Act (British Columbia) is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding common shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. “Flip-in Event”).  In addition, until the occurrence of a Flip-in Event, the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

If an acquiror does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board to make an offer on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the acquiror.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board authorized the issue of one Right in respect of each outstanding common share to holders of record as at the Record Time (as defined in the Rights Plan) and authorized the Company to issue one Right for each common share issued after the Record Time and prior to the “Separation Time” (as defined below).  The initial exercise price of a Right is $100 (the “Exercise Price”).  The Exercise Price is subject to certain adjustments as described below.  The Rights will expire July 31, 2010 (the “Expiration Date”), unless exchanged or redeemed earlier by us as described below.

Dilution

In the event that a person announces the acquisition of 20% or more of our common shares, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will “flip-in” to entitle the registered holder to acquire common shares at a 50% discount from the then prevailing market price.  For example, if at the time of such announcement the Exercise Price is $100 and the common shares have a market value of $50 each, the holder of each Right would be entitled to purchase 4 common shares for a price of $100 (the number of common shares at 50% of market value that can be obtained for the Exercise Price).

Separation Time

The “Separation Time” is the close of business on the tenth business day following the earlier of:

() the date of the first public announcement made by us or an Acquiring Person (discussed below) that a person has become an Acquiring Person; and

() the date of the commencement of, or first public announcement of the intent of any person (other than us or any subsidiary of ours) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) that, if successfully completed, would result in such person becoming an Acquiring Person, or such earlier or later date as may be determined by the Board, provided that if any such take-over bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Trading and Exercise of Rights

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time upon the issuance of “Rights Certificates” (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated common shares and will be represented by the outstanding common share certificates; new common share certificates issued on the transfer of existing common shares or on the issuance of additional common shares will contain a notation incorporating the Rights Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of common shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Plan, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of beneficial ownership of 20% or more of the outstanding common shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of 20% or more of the common shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions (all as defined in the Rights Plan) or otherwise on terms approved by the Board (collectively the “Permitted Acquisitions”), provided that if he becomes the beneficial owner of 20% or more of the common shares by such means and he is or subsequently becomes the beneficial owner of additional common shares constituting more than 1% of the common shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for our voting shares.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a take-over bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the take-over bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

(a)

the bid must be made to all shareholders wherever resident or registered on the books of the Company on identical terms;

(b)

the bid contains irrevocable and unqualified provisions that:

(i)

none of the bidder and its affiliates and associates will acquire any common shares while the bid is outstanding;

(ii)

all common shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (i) above and that all common shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii)

no common shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless more than 50% of the common shares held by Independent Shareholders have been deposited or tendered pursuant to the bid and not withdrawn; and

(iv)

should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (i) above provided that where a greater number of common shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the common shares held by Independent Shareholders, the common shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of the same date as the initial Permitted Bid and 21 days after the date of the Competing Permitted Bid.

We are of the view that the requirement that the bid be made to all registered holders of common shares, wherever resident, is necessary in order to ensure equal treatment for all shareholders.

Redemption and Waiver

The Board may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights also gives the Board the right, at its option, to waive the application of Rights Plan to any particular share acquisition that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other take-over bid occurring within 60 days.

Amendments

Subject to the prior written consent of the Toronto Stock Exchange, we may from time to time supplement or amend the Rights Plan without the approval of the holders of common shares or Rights to make any changes that the Board, acting in good faith may deem necessary or desirable, provided that subsequent to the Stock Acquisition Date (as defined in the Rights Plan) no supplement or amendment will materially adversely affect the interest of the holders of Rights generally.

MARKET FOR SECURITIES

Our common shares are listed on the TSX under the symbol “MGI” and trade in the United States over-the-counter (pink sheets) under the trading symbol “MGIFF”.

The following table sets forth the high and low sales prices per share and trading volumes for our common shares on the TSX for each month of our financial year ended April 30, 2008.  All dollar amounts are expressed in Canadian dollars.

	Price Per Share		Share Trading Volume
Calendar Period	High	Low	Number of Shares
	$	$
2007
May	0.80	0.59	2,260,804
June	0.75	0.40	3,363,152
July	0.55	0.40	1,336,716
August	0.55	0.47	701,194
September	0.60	0.46	890,810
October	0.60	0.47	3,426,692
November	0.59	0.46	1,371,386
December	0.55	0.36	1,011,594
2008
January	0.53	0.31	1,082,289
February	0.46	0.30	1,638,722
March	0.43	0.25	4,664,379
April	0.31	0.23	878,488

DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The name, province or state and country of residence and position with the Company of our directors and executive officers are as follows:

Name	Province/State and Country of Residence	Position with the Company
David Scott	British Columbia, Canada	Chairman and Director(1)(2)(4)
James M. DeMesa, M.D.	Florida, USA	President & CEO, Director
Michael J. Abrams, Ph.D.	Washington, USA	Director(2)(4)
Pieter Dorsman	British Columbia, Canada	Director(3)
Alistair Duncan Jr., BSc., CA	British Columbia, Canada	Director(1)(3)(4)
Steven Gillis, Ph.D.	Washington, USA	Director(1)(4)
Colin R. Mallet	British Columbia, Canada	Director(2)(3)(4)
R. Hector MacKay-Dunn, QC	British Columbia, Canada	Corporate Secretary
Arthur J. Ayres, CA	British Columbia, Canada	Senior Vice President Finance, Chief Financial Officer (CFO)
K. David Campagnari, MBA	California, USA	Vice President, Operations
Jacob J. Clement, Ph.D.	North Carolina, USA	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
C. Robert Cory, Ph.D., MBA	British Columbia, Canada	Vice President Business Development
William D. Milligan	British Columbia, Canada	Senior Vice President, Corporate Development, Chief Business Officer (CBO)
AnnKatrin Petersen-Jappelli, M.D., M.A.	California, USA	Vice President, Clinical Development

Notes:

(1)

Member of the Company’s Compensation Committee

(2)

Member of the Company’s Corporate Governance & Nominating Committee

(3)

Member of the Company’s Audit Committee

(4)

Member of the Special Committee

There are no family relationships between any of the directors and the executive officers.  There are no other arrangements or understandings between any director, the executive officers or any other person pursuant to which any director or executive officer was elected or appointed.

Officers of the Company (CEO, CBO, CFO, CSO, and Corporate Secretary) are appointed annually by the Board following the Company’s annual general meeting and serve until the earlier of their resignation or removal with or without cause by the Board.

The directors are elected or appointed at every annual general meeting by the shareholders entitled to vote at the annual general meeting for the election of directors.  All the directors cease to hold office immediately before the election or appointment of directors at the annual general meeting, but are eligible for re-election or re-appointment.

As of July 25, 2008, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, a total of 553,450 common shares, representing approximately 0.6% of our issued and outstanding common shares.

The following are brief biographies of our directors and the executive officers, including their principal occupation for the past five years:

David Scott, MBA, Chairman of the Board and Director.  David Scott has served on the Board since September 2000.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built and sold Scotiafund Financial Services Inc., a mutual fund management company. Mr. Scott is the former Chairman of the British Columbia Life Sciences Fund.  He played a key role in the founding of AnorMED Inc., a British Columbia-based biotechnology company and served as its Chairman from 1996 to 2006.  Mr. Scott was a Founding Director of the Academy of Chief Executives of Technology Companies.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director.  Dr. DeMesa became our President & Chief Executive Officer and a director on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international biomedical companies in the areas of corporate management, preclinical and clinical pharmaceutical and medical device product development.  Prior to joining us, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. a public orthobiologics company.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. and from 1989 to 1992, was Vice President of Clinical and Regulatory Affairs at Bentley Pharmaceuticals. Dr. DeMesa is a director of Stem Cell Therapeutics in Calgary and a co-founder of CommGenix, a medical education company in Florida. He attended the University of South Florida where he received his bachelor’s degree in chemistry and his graduate M.D. and MBA degrees.

Michael J. Abrams, Ph.D., Director. Michael Abrams, of Custer, Washington, USA, served on the Board from July 2003 to January 2006 and rejoined the Board September 12, 2006. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, “JM”) and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996, Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. and served as AnorMED’s President & CEO and a director until May 2006. He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite®, and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, and 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the board of an early stage technology company. He is also an Adjunct Professor at the University of British Columbia. Dr. Abrams graduated magna cum laude from Bowdoin College in Brunswick, ME in 1978 and subsequently received a Ph.D. in chemistry from the Massachusetts Institute in Technology in 1983.

Pieter Dorsman, Director. Pieter Dorsman was appointed to the Board on April 17, 2008. Mr. Dorsman is President and a Director of Redpeaks Management, Inc., a consulting firm in Vancouver, which advises companies on finance and investment, corporate development, legal structure and overall business strategies.  Through Redpeaks, Mr. Dorsman has taken on a number of financing and restructuring mandates for technology, media and life science companies.  He is a co-founder and former CFO of Actenum Corp. and currently an advisory board member and VP Corporate Development at Aftercad Software Inc. Other Redpeaks clients have included Chrysalix Energy and Ostara Nutrient Recovery Technologies.  Mr. Dorsman currently serves on the boards of ClearVision Technologies Inc.  Prior to establishing Redpeaks, Mr. Dorsman held a number of senior positions at UBS in Hong Kong where he was responsible for project and corporate finance mandates in the South-East Asian region as well as in China.  Prior to that he worked for Barclays Bank PLC in Hong Kong and London where he started his career. Mr. Dorsman holds a Master’s degree in Economic and Social History for the Erasmus Universiteit in Rotterdam, The Netherlands where he also studied law.

Alistair Duncan Jr., BSc. CA, Director. Alistair Duncan was elected to the Board on September 8, 2004. Mr. Duncan is President and CEO of Vancouver-based biotechnology company viDA Therapeutics Inc.  From 1998 to 2008 Mr. Duncan was President and CEO of Chromos Molecular Systems Inc., where he was also a founder and Director.  Prior to that, he was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group where he provided high technology and life sciences companies with corporate advisory services in strategic planning, valuations, financing, divestitures, and mergers & acquisitions.  Mr. Duncan holds a CA designation and a BSc in Biochemistry from the University of British Columbia.

Steven Gillis, Ph.D., Director.  Steven Gillis, has served on the Board since August 1996. In August, 2005 Dr. Gillis joined ARCH Venture Partners, as a venture partner and is now a managing director focused on the evaluation of new life science technologies and the development and growth of ARCH’s biotechnology portfolio companies. Dr. Gillis was a founder and director of Corixa Corporation and served as its Chief Executive Officer from inception (October 1994) and as its Chairman from January of 1999, until July 2005 when Corixa was acquired by GlaxoSmithKline. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, which was later acquired by Amgen Inc. From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman, Chief Scientific Officer and Executive Vice President and Director of Research and Development. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand. Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College.

Colin R. Mallet, BA, Director.  Colin Mallet has served on the Board since December 1995. He currently serves as Chair of our Corporate Governance and Nominating Committee and is a member of the Audit Committee.  He is a professional director with extensive commercial experience in the pharmaceutical / biotech industry. He has held senior executive positions in the pharmaceutical industry in UK, Switzerland, Sweden, S.E. Asia and Canada. He was President and CEO of Sandoz Canada Inc. (now Novartis) for 7 years and is a past Chair of the Canadian Association of Research-based Pharmaceutical Companies. He has served as a consultant on global pharmaceutical marketing to several major pharmaceutical companies and has been a director of more than a dozen biotech companies at various stages of development. He currently serves on two other public biotech company boards, Isotechnika Inc. and Methylgene Inc., and is Chair of the Methylgene Corporate Governance committee. He holds a B.A. (Econ.) from Cambridge and is a graduate of both the Harvard Advanced Management Program and the Canadian ICD Corporate Governance College (ICD.D).

R. Hector MacKay-Dunn, QC, Corporate Secretary.  Mr. MacKay-Dunn was appointed Corporate Secretary on September 23, 1997.  Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy LLP, which was appointed our corporate counsel in 1995, with Hector as the partner in charge.  His client list includes many leading technology and life sciences companies in Canada.  Hector has over 25 years of practice experience in a broad range of industry sectors, advising on corporate and general matters, complex domestic and cross-border public and private securities offerings, mergers and acquisitions, tender offers and international partnering and licensing transactions.  Hector provides general and strategic advice to both senior and emerging public companies as well as early to later stage private companies, investment banks and investors in public and private domestic and cross border equity and debt financings, mergers, tender offers, corporate reorganizations, and advises boards of directors and independent board committees on corporate governance.  Hector is recognized with the highest ranking (AV) for professional excellence Martindale Hubbell (an international peer-based rating organization for lawyers and law firms).  Hector is also recognized by LEXPERT American

Lawyer Media (2006) as one of Canada's Top 100 Leading Lawyers in Canada-US Cross Border Transactions and as one of Canada's Leading lawyers in the field of Technology and Biotechnology.  Hector has served as director and corporate secretary for a number of public and private companies including Aspreva Pharmaceuticals Corporation and is the Chair of the BC Innovation Council, a Provincial Crown Agency.  He is a director of Genome British Columbia and is a member of the UBC Industry Liaison Advisory Council, UBC Faculty of Science Dean's Advisory Council and the Simon Fraser University Biotech Advisory Council and was appointed Queen's Counsel in 2003.

Arthur J. Ayres, CA, Senior Vice President Finance, Chief Financial Officer.  Mr. Ayres joined us in November 1994 as Controller.  He was appointed Director of Finance in January 2000, Vice President Finance and Chief Financial Officer in April 2001 and Senior Vice President Finance and Chief Financial Officer on June 15, 2005.  Mr. Ayres also served as our Secretary from January 9, 1995 to September 23, 1997.  Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University.  He has over 20 years of management, finance and related experience.

Jacob J. Clement, Ph.D., Senior Vice President, Science and Technology, Chief Science Officer.  Dr. Clement joined us in August 2002. In his role, Dr. Clement leads our R&D function, with a focus on accelerating research and preclinical development, and expanding our pipeline.  Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to us, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology.  Dr. Clement has a Ph.D. and a MSPH from the University of North Carolina, an MS degree from Roosevelt University, and a BA degree from St. Mary’s University.

William D. Milligan, B.Sc., Senior Vice President, Corporate Development, Chief Business Officer.  Mr. Milligan joined us in April 2002. Prior to joining us, Mr. Milligan was President and CEO of Cytran Inc., a private biotechnology company based in Seattle, WA and prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc.  During his career, Mr. Milligan has been responsible for the launch/commercialization of Axid, Prozac, Mobiflex, Soriatane, Hivid, Roferon-A, CellCept, Invirase, Cytovene, Manerix and Inhibace.  Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined us in June 2002. Prior to joining us, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development.  Dr. Cory joined us in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001. Dr. Cory leads our activities in sourcing and negotiating strategic alliances with industry partners and in-licensing and acquisition of technologies and product opportunities.  Dr. Cory holds an MBA specializing in finance and strategic planning from the Wilfrid Laurier University School of

Business and Economics. He received his doctorate from the University of Waterloo and did his post-doctoral training at the Ontario Veterinary College.

AnnKatrin Petersen-Jappelli, M.D., M.A., Vice President, Clinical Development.  Dr. Petersen joined us in May 2006 to lead the clinical development team.  Prior to joining us, Dr. Petersen was the Clinical Development Leader and Strategist, Medical Sciences, for Hepatitis C and several other exploratory antiviral compounds at Pfizer Inc. In this role, she was also a member of the in-licensing due diligence team for anti-infectives. Dr. Petersen joined Agouron Pharmaceuticals, Inc (acquired by Pfizer in 2000) in 1996 to become Director of International Clinical Development and Infectious Diseases. At Agouron/Pfizer she was responsible for the Phase I – IV clinical development of Viracept (nelfinavir mesylate) for the treatment of HIV infection, including filing the NDA and subsequent sNDAs for alternative dosing and pediatric indications. Prior to joining Agouron/Pfizer Dr. Petersen spent close to a decade with other leading international biotechnology and pharmaceutical companies including Sandoz (Novartis) in Switzerland, and Cytel in California.  She has been responsible for managing the clinical development for several NDA-enabled programs at these companies, including Sandimmune (cyclosporine) for Rheumatoid Arthritis and Psoriasis.   She received a Master of Economics (1978) and her M.D. degree (1985) from the Université of Lausanne in Switzerland and spent several years working in Internal Medicine before joining the pharmaceutical industry.

Corporate Cease Trade Orders or Bankruptcies

In December 2001, while David Campagnari was Vice President Operations of GenSci and after Jim DeMesa left as President & CEO of GenSci, GenSci filed for Chapter 11 protection with the U.S. Bankruptcy Court in the Central District of California.

In January 2002, while Mr. Milligan was President and CEO of Cytran Inc., Cytran Inc. filed for Chapter 11 protection.

On April 11, 2007, while Alistair Duncan was President & CEO and a director of Chromos Molecular Systems Inc. (“Chromos”), Chromos became subject to a cease trade order as a result of having submitted a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) to its creditors.  The cease trade order was lifted July 22, 2008 in all jurisdictions.

Except as described above, no director or officer, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within ten years before the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order, or an order that denied the Company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director or officer, or shareholder holding sufficient securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer, or shareholder holding sufficient securities of the Company to affect materially the control of the Company, or personal holding company of any such person, has, within the ten years before the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

To our knowledge, there are no known existing or potential conflicts of interest among us and our directors and officers as a result of their outside business interests except that certain of the directors and officers serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Our directors and officers have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts are required to be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

LEGAL PROCEEDINGS

There were no legal proceedings to which we are a party or to which our property is the subject matter during our financial year ended April 30, 2008, and our directors and management do not have any knowledge of any contemplated legal proceedings that are material to our business and affairs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors or executive officers or an associate of such directors or executive officers nor, to the best knowledge of our directors and executive officers, any person or corporation who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, has any material interest, directly or indirectly, in any material transaction to which we are a party or have been a party in our three most recently completed financial years (i.e. May 1, 2005 to April 30, 2008) or from May 1, 2008 to the date hereof.

TRANSFER AGENT AND REGISTRAR

The name and locations of the Company’s transfer agent and registrar is as follows:

Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor Vancouver, BC V6C 3B9	100 University Ave, 11th Floor Toronto, ON M5J 2Y1

MATERIAL CONTRACTS

The following are material contracts that have been entered into by us or our subsidiaries other than in the ordinary course of business during our financial year ended April 30, 2008 or material contacts that were entered into between January 1, 2002 and April 30, 2007 which are currently in force:

(1)

Asset Purchase Agreement with Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals Inc.) dated May 20, 2002 (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – Ardea BioSciences, Inc.”).

(2)

Stock Purchase Agreement with Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals Inc.)_dated May 20, 2002 in respect of 750,000 Series A Preferred Shares issued in connection with Material Contract 1.

(3)

Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002 (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – BioSource Pharm, Inc.”).

(4)

Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002 in respect of 1,000,000 Series B Preferred Shares issued in connection with Material Contract 3.

(5)

License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program (see “BUSINES DESCRIPTION – Technology Licenses and Research Collaborations – Virogen Limited.”).

(6)

Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued in connection with Material Contract 5.

(7)

Collaboration and License Agreement with Cadence Pharmaceutical, Inc (formerly Strata Pharmaceuticals, Inc.) dated August 2, 2004 for the co-development and commercialization of Omigard™ (see “GENERAL DEVLOMENT OF THE COMPANY
“ and “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”).

(8)

License Agreement with Washington University dated March 21, 2005 (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – Washington University”).

(9)

Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401 (see “GENERAL DEVLOPMENT OF THE BUSINESS” and “BUSINESS DESCRIPTION - Development Programs - MX-2401: Treatment of Serious Gram-Positive Bacterial Infections”).

(10)

Amended and Restated Shareholder Rights Plan dated August 5, 2005 between us and Pacific Corporate Trust Company (see “DESCRIPTION OF CAPITAL STRUCTURE - Shareholder Rights Plan”).

(11)

Exclusive License Agreement with Cutanea Life Sciences, Inc. dated December 7, 2005 for the development and commercialization of omiganan for dermatological applications (see “GENERAL DEVELOPMENT OF THE BUSINESS” and “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”).

(12)

Purchase Agreement dated May 3, 2006 with Biotechnology Value Fund, L.P. and other accredited investors relating to a portion of the future royalties from the Cadence (Material Contract 7) and Cutanea (Material Contract 11) license agreements raising $8.8 million for us. See Material Contracts 13 and 14 for related agreements and “GENERAL DEVELOPMENT OF THE BUSINESS”, “DESCRIPTION OF CAPITAL STRUCTURE” and below) for a summary of this transaction and the royalty participation units.

(13)

Trust Indenture dated May 3, 2006 with Computershare Trust Company, Inc. (see Material Contract 12 above).

(14)

Security Agreement dated May 3, 2006 with Computershare Trust Company, Inc. (see Material Contract 12 above).

(15)

Underwriting Agreement dated November 21, 2006 with Canaccord Capital Corporation and Letter Amendment of the Underwriting Agreement dated December 1, 2006 in respect of $11.6 million financing completed in December 2006. See Material Contract 16 for related agreement and “GENERAL DEVLOPMENT OF THE BUSINESS”) for description of this financing.

(16)

Warrant Indenture dated December 6, 2006 with Pacific Corporate Trust Company (see Material Contract 15 above).

(17)

License Agreement with Spring Bank Pharmaceuticals Inc. (formerly Spring Bank Technologies Inc.) dated December 8, 2003 for the license of SB-9000 to Spring Bank (see “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.”).

(18)

Stock Purchase Agreement with Spring Bank Pharmaceuticals Inc. (formerly Spring Bank Technologies Inc.) dated December 17, 2003 for 4,000 Series A preferred shares we received from Spring Bank for the license of SB-9000 (Material contract 17) (see “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.”).

(19)

First Amendment to Stock Purchase Agreement of December 17, 2003 (Material Contract 18) with Spring Bank Pharmaceuticals Inc. (formerly Spring Bank Technologies Inc.) dated April 30, 2008 for the exchange of 4,000 Spring Bank Series A convertible redeemable preferred shares for 1,000,000 Spring Bank Series A convertible preferred shares (see “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.”).

(20)

License Agreement dated October 19, 1995 between the Company and The University of British Columbia (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – University of British Columbia”)

(21)

Securities Purchase Agreement dated as of December 3, 2002 among the Company, Biotechnology Value Fund, L.P. (“BVF”), of San Francisco, CA, and other accredited investors resident in the United States (see below)

In the May 2006 royalty financing (Material Contracts 12, 13, 14 above) a total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the Cadence and Cutanea license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “DESCRIPTION OF CAPITAL STRUCTURE”). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the Cadence and Cutanea license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

Pursuant to the terms of a Securities Purchase Agreement dated as of December 3, 2002 (Material Contact 21 above) among the Company, Biotechnology Value Fund, L.P. (“BVF”), of San Francisco, CA, and other accredited investors resident in the United States, the Company granted to BVF, provided it then owns securities representing at least 5% of the Company’s common shares, a right of participation (the “BVF Participation Right”) with respect to future issuances by the Company pursuant to a bona fide financing, of any shares of, or securities convertible into or exercisable for any voting shares of, any class of shares other than certain specified excluded shares.  Pursuant to this right of participation, the Company must offer BVF the right to purchase such number of new securities that equals the proportion that the number of common shares then held by BVF bears to the total number of common shares of the Company then outstanding.

INTERESTS OF EXPERTS

Our consolidated financial statements for the years ended April 30, 2008, April 30, 2007 and April 30, 2006 have been audited by Ernst & Young LLP, our external auditors.  Ernst & Young LLP have confirmed to us that it is independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and have complied with the SEC's rules on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company’s consolidated annual audited financial statements for the year ended April 30, 2008, Management’s Discussion & Analysis for the year ended April 30, 2008 is available on SEDAR at www.sedar.com. Information on directors’ and officers’ remuneration, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Information Circular for the annual meeting of shareholders held on September 10, 2007 (also available on SEDAR).

AUDIT COMMITTEE INFORMATION

Members

The members of the Company’s audit committee are: Alistair Duncan, Colin Mallet and Pieter Dorsman. All of the members of the Audit Committee are financially literate and independent.

Relevant Education and Experience

Mr. Duncan, current chair of the audit committee is a Chartered  Accountant and prior to taking senior executive roles in biotechnology companies, he was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group where he provided high technology and life sciences companies with corporate advisory services in strategic planning, valuations, financing, divestitures, and mergers & acquisitions.

Mr. Dorsman is President and a Director of Redpeaks Management, Inc., a consulting firm in Vancouver, which advises companies on finance and investment, corporate development, legal structure and overall business strategies.  Through Redpeaks, Mr. Dorsman has taken on a number of financing and restructuring mandates for technology, media and life science companies.  He is a co-founder and former CFO of Actenum Corp. Prior to establishing Redpeaks, Mr. Dorsman held a number of senior positions at UBS in Hong Kong where he was responsible for project and corporate finance mandates.

Mr. Mallet is a professional director with extensive commercial experience in the pharmaceutical / biotech industry. He is a member of the Audit committees of both Methylgene Inc and Isotechnika Inc. Mr. Mallet holds a B.A. (Econ.) from Cambridge and is a graduate of both the Harvard Advanced Management Program and the Canadian ICD Corporate Governance College (ICD.D).

Auditor’s Fees

The aggregate fees billed for professional services rendered by the company’s auditors, (Ernst & Young LLP, for the financial years ended April 30, 2008 and 2007 are as follows:

	April 30, 2008	April 30, 2007
Audit Fees	$112,000	$103,625
Audit-Related Fees	$6,025	$Nil
Tax Fees	$5,840	$15,800
All Other Fees	$Nil	$103,500

Audit Fees

Audit Fees were for professional services rendered by Ernst & Young LLP for the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and the review of our Annual Information Form and Form 20-F.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.

All Other Fees

All other fees were for services in connection with prospectus offerings and the review of other regulatory submissions.

Audit Committee Preapprovals

The Audit Committee pre-approves all audit services to be provided by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided by the independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by Ernst & Young, for us have been pre-approved by the Audit Committee.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter can be found in Appendix A.

APPENDIX A – MIGENIX AUDIT COMMITTEE CHARTER

MIGENIX Inc. (the “Company”)

Audit Committee Charter

I. GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its outside legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Company’s independent auditor shall be accountable to the Audit Committee (and ultimately to the Board of Directors), and the Board of Directors shall, as representatives of the Company’s shareholders, have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor (or to nominate the independent auditor to be proposed for shareholder approval). In the course of fulfilling its specific responsibilities hereunder, the Audit Committee shall provide an open avenue of communication between the Company’s independent auditor and the Board of Directors.

The responsibilities of a member of the Audit Committee shall be in addition to such member’s duties as a member of the Board of Directors.

While the Audit Committee shall have the responsibilities and powers set forth in this charter, it shall not be the duty of the Audit Committee to determine whether the Company’s financial statements are complete, accurate, or in accordance with generally accepted accounting principles or to plan or conduct audits. These are the responsibilities of management and the independent auditor in accordance with their respective roles. Nor shall it be the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor, or to assure compliance with laws and regulations or the Company’s own policies or code of conduct.

II. MEMBERSHIP

The membership of the Audit Committee shall consist of at least three independent directors who shall serve at the pleasure of the Board of Directors. The membership of the Audit Committee shall meet any independence and financial literacy and experience requirements of each of The Toronto Stock Exchange, as the same may be modified or supplemented, or similar requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

III. RESPONSIBILITIES

In carrying out it’s responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Audit Committee will:

A. General

 1. Meet at least four times per year, or more frequently if circumstances or the obligations of the Audit Committee require.

 2. Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

3. Annually review and reassess the adequacy of this charter and submit it to     the Board of Directors for approval.

4. Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board of Directors.

B. Independent Auditor

 1. Recommend to the Board of Directors the independent auditor to be nominated, approve the proposed audit fee and final compensation of the independent auditor, and, as necessary, review and approve the discharge of the independent auditor.

 2. Take reasonable steps to confirm the independence of the independent auditor, which shall include:

 a. ensuring receipt from the independent auditor a formal written statement delineating all relationships between the independent auditor and the Company, including non-audit services provided, consistent with Independence Standards Board Standard No. 1;

 b. considering and discussing with the independent auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

c. as necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

 3. As necessary, consider with management and the independent auditor the rationale for employing audit firms other than the principal independent auditor.

 4. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

C. Audit and Review Process and Results

 1. Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

 2. Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 and Accounting Guideline No. 11, as the same may be modified or supplemented from time to time.

 3. Review and discuss with management and the independent auditor at the completion of the annual examination:

 a. the Company’s audited financial statements and related footnotes;

 b. the Company’s annual management discussion and analysis;

 c. the independent auditor’s audit of the financial statements and their report thereon;

 d. any significant changes required in the independent auditor’s audit plan;

 e. any serious difficulties or disputes with management encountered during the course of the audit; and

 f. any related findings and recommendations of the independent auditor together  with management’s responses including status of previous audit recommendations;

 g. other matters related to the conduct of the audit, which are to be communicated to the Committee under Canadian and U. S. generally accepted auditing standards.

 4. Review and discuss with management and the independent auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements and quarterly management discussion and analysis.

 5. Review, discuss with management and approve annual and quarterly earnings reports.

 6. Review procedures for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and assess adequacy of those procedures.

 7. Inquire of management and the independent auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

 8. Establish procedures for;

 a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

 b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

 9. Review with management and the independent auditor financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices. Also review with management and the independent auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principals and financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

 10. Review with management and the independent auditor payments made to directors and officers.

 11. Meet with the independent auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

D. Securities Commission and Stock Exchange Filings

 1. Review filings with securities commissions and stock exchanges and other published documents containing the Company’s financial statements.

E. Risk Assessment/Corporate Treasury Policy/Other

 1. Assess significant risk areas and the Company’s policies to manage risk including, without limitation, environmental risk, insurance coverage, information security, credit risk and other areas as determined by the Board of Directors from time to time.

 2. Review and discuss with management, and, if appropriate, approve of changes to, the Company’s corporate treasury policy.

 3. Review and approve the Company’s hiring policies regarding personnel of the Company’s present and former external auditor